Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

EDWARDS LIFESCIENCES HOLDING, INC.,

CROWN MERGER SUB, INC.

and

CAS MEDICAL SYSTEMS, INC.,

Dated as of February 11, 2019

-i-

-ii-

APPENDICES AND EXHIBITS

Appendix A	Definitions

Exhibit A	Voting Agreement

Exhibit B	Amended and Restated Certificate of Incorporation of Surviving Corporation

Exhibit C	Amended and Restated Bylaws of Surviving Corporation

-iii-

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	Appendix A
Affiliate	Appendix A
Agreement	Preamble
AKS	Section 3.25(i)
Alternative Acquisition Agreement	Section 5.5(a)
Anti-Corruption Laws	Section 3.22(a)
Antitrust Laws	Section 3.5(b)
Benefit Plan	Section 3.12(a)
Book-Entry Shares	Section 2.l(a)(ii)
Business Day	Appendix A
Bylaws	Section 3.1(a)
Canceled Shares	Section 2. l(a)(i)
Capitalization Date	Section 3.2(a)
Certificate of Incorporation	Section 3.1(a)
Certificate of Merger	Section 1.3
Certificates	Section 2.l(a)(ii)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.12(g)
Code	Appendix A
Company	Preamble
Company 401(k) Plan	Section 5.10(d)
Company Acquisition Proposal	Appendix A
Company Adverse Recommendation Change	Section 5.5(c)
Company Board	Recitals
Company Common Stock	Appendix A
Company Disclosure Letter	Appendix A
Company Equity Awards	Appendix A
Company Equity Plans	Appendix A
Company ESPP	Appendix A
Company Intellectual Property	Appendix A
Company Intervening Event	Appendix A
Company Leased Real Property	Section 3.18(b)
Company Licensed IP	Appendix A
Company Material Adverse Effect	Appendix A
Company Material Contract	Section 3.15(a)
Company Option	Appendix A
Company Option Grant Date	Section 3.2(c)
Company Owned IP	Appendix A
Company Permits	Section 3.10(a)
Company Preferred Stock	Appendix A
Company Recommendation	Appendix A
Company Registered IP	Appendix A
Company Restricted Stock Award	Appendix A

-iv-

Term	Section
Company SEC Documents	Section 3.6(a)
Company Stockholder Approval	Section 3.4
Company Stockholders’ Meeting	Section 5.2(b)
Company Superior Proposal	Appendix A
Company Termination Fee	Appendix A
Confidentiality Agreement	Appendix A
Consent	Section 3.5(b)
Continuing Employee	Section 5.10(a)
Contract	Appendix A
Control	Appendix A
Controlled Group Liability	Section 3.12(d)
Copyrights	Appendix A
Customs & International Trade Authorizations	Appendix A
Customs & International Trade Laws	Appendix A
D&O Indemnified Parties	Section 5.6(a)
Delaware Secretary of State	Appendix A
Demand Registration Rights Agreements	Section 3.2(g)
DGCL	Recitals
Dissenting Shares	Section 2.6
Distribution Agreements	Section 3.16(a)
Effective Time	Section 1.3
Environmental Laws	Appendix A
ERISA	Section 3.12(a)
ERISA Affiliate	Section 3.12(a)
Exchange Act	Appendix A
Existing Credit Agreement	Appendix A
FCPA	Appendix A
FDA	Section 3.24(a)
FDA Laws	Appendix A
Federal Health Care Program	Section 3.25(c)
Federal Health Care Program Laws	Section 3.25(d)
Foreign Benefit Plan	Section 3.12(a)
GAAP	Appendix A
Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HIPAA	Section 3.25(d)
HITECH	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
Intellectual Property	Appendix A
Intellectual Property Agreement	Appendix A
IRS	Appendix A
Knowledge	Appendix A
Labor Agreement	Section 3.13(c)
Law	Appendix A

-v-

Term	Section
Lease	Section 3.18(b)
Lien	Appendix A
Merger	Recitals
Merger Consideration	Section 2.l(a)(ii)
Merger Sub	Preamble
Merger Sub Board	Recitals
Multiemployer Pension Plan	Section 3.12(d)
Nasdaq	Appendix A
Notified Body	Appendix A
OFAC	Appendix A
Option Consideration	Section 2.3(a)
Order	Appendix A
Parent	Preamble
Parent Common Stock	Appendix A
Parent Expenses	Section 7.3(b)
Parent Material Adverse Effect	Section 4.1
Parent Organizational Documents	Appendix A
Patents	Appendix A
Paying Agent	Section 2.2(a)
Payoff Letter	Section 5.13
Pension Plans	Section 3.12(a)
Permitted Lien	Appendix A
Person	Appendix A
Preferred Stock Consent	Recitals
Proceedings	Appendix A
Proxy Statement	Section 3.11
Purchase Date	Appendix A
Registrations	Appendix A
Regulatory Authority	Appendix A
Release	Appendix A
Representative	Appendix A
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A
Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A
SEC	Appendix A
Securities Act	Appendix A
Security	Appendix A
Series A Convertible Preferred Stock	Appendix A
Series A Exchangeable Preferred Stock	Appendix A
Software	Appendix A
SSA	Section 3.25(c)
Subsidiary	Appendix A
Surviving Corporation	Section 1.1
Tax	Appendix A

-vi-

Term	Section
Tax Returns	Appendix A
Taxes	Appendix A
Termination Date	Section 7.1(b)(i)
Trade Secrets	Appendix A
Trademarks	Appendix A
Trading Day	Appendix A
Treasury Regulations	Appendix A
Voting Agreement	Recitals
WARN Act	Section 3.13(d)
Warrants	Appendix A

-vii-

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 11, 2019, is made by and among Edwards Lifesciences Holding, Inc., a Delaware corporation (“Parent”), Crown Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and CAS Medical Systems, Inc., a Delaware corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them in Appendix A: Definitions or otherwise defined herein.

WITNESSETH:

WHEREAS, the respective boards of directors of Parent, the Company (the “Company Board”) and Merger Sub (the “Merger Sub Board”) have unanimously approved and, in the case of the Company Board and the Merger Sub Board, declared advisable and in the best interests of their respective stockholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Company Board has, subject to Section 5.5(d), unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as an inducement to Parent’s willingness to enter in this Agreement, each of Parent and certain stockholders of the Company, including certain directors and officers of the Company who are stockholders of the Company, have entered into a voting agreement in the form attached as Exhibit A hereto (the “Voting Agreement”), pursuant to which, and subject to the terms thereof, among other things, the foregoing stockholders agreed to vote the shares of Company Common Stock and Company Preferred Stock beneficially owned by each of them in favor of the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby;

WHEREAS, prior to the date hereof, the Company has delivered to Parent the written consent, in form acceptable to Parent, of holders of a majority of the shares of each of the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, to the entry into this Agreement and the transactions contemplated herein (the “Preferred Stock Consent”);

WHEREAS, prior to the Effective Time, each of the Company’s issued and outstanding shares of Company Preferred Stock shall be converted into shares of Company Common Stock; and

WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the DGCL as the surviving corporation of the Merger and a wholly owned Subsidiary of Parent (the “Surviving Corporation”).

Section 1.2. The Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the third (3rd) Business Day after the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Pepper Hamilton LLP, Four Park Plaza, Irvine, California 92614.

Section 1.3. Effective Time. Concurrently with the Closing, the Company shall cause an appropriate certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Delaware Secretary of State as provided under the DGCL. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such later date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”). The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.4. Certificate of Incorporation: Bylaws.

(a)          At the Effective Time, the Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall, by virtue of the Merger, be amended and restated in its entirety as set forth in Exhibit B hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation (subject to Section 5.6).

(b)          At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall, by virtue of the Merger, be amended and restated in their entirety as set forth on Exhibit C hereto and, as so amended and restated, shall be the bylaws of the Surviving Corporation, until thereafter amended as provided by Law and such bylaws.

Section 1.5. Board of Directors: Officers. The members of the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified.

Article II

EFFECT OF THE MERGER ON CAPITAL STOCK: EXCHANGE OF CERTIFICATES

Section 2.1. Effect on Securities.

(a)          Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any Securities of the Company, Parent or Merger Sub:

(i)          Cancellation of Company Securities. Each share of Company Common Stock and each share of Company Preferred Stock held by the Company as treasury stock or held directly by Parent or any Subsidiary of Parent (including Merger Sub) immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, “Canceled Shares”).

(ii)         Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares and Dissenting Shares) shall be converted into the right to receive, in accordance with the terms of this Agreement, $2.45 per share in cash, without interest (such amount of cash, the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2. l(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(iii)        Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)          Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split) or combination or readjustment of shares or any similar event or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent amounts and items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(b) shall be construed to permit the Company to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.2. Surrender of Certificates.

(a)          Designation of Paying Agent; Deposit of Funds. Prior to the Closing, Parent shall, at its sole cost and expense, enter into a customary paying agent agreement with a nationally recognized financial institution designated by Parent that is reasonably acceptable to the Company (the “Paying Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii). At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, for payment in accordance with this Article II through the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration in exchange for all of the shares of Company Common Stock outstanding immediately prior to the Effective Time (other than Canceled Shares or Dissenting Shares). Such funds shall be invested by the Paying Agent if and as directed by Parent or the Surviving Corporation pending payment thereof by the Paying Agent to the holders of the shares of Company Common Stock, provided, however, that no such investment or loss thereon shall affect the amounts payable to the holders of the shares of Company Common Stock pursuant to Section 2.1(a)(ii) and to the extent of any such loss, Parent shall promptly fund additional cash amounts to the Paying Agent sufficient to enable payment of such amounts. Earnings from such investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of shares of Company Common Stock.

(b)          As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, and which shall be in the form and have such other customary provisions as Parent may reasonably specify) and (ii) instructions (which instructions shall be in the form and have such other customary provisions as Parent may reasonably specify) for use in effecting the surrender of the Certificates in exchange for cash in an amount equal to, as applicable, the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates.

(c)          Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. Each Book-Entry Share shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver in exchange therefor as promptly as reasonably practicable after the Effective Time, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Share. Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.2(c), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration, as contemplated by this Section 2.2(c). The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash payable pursuant to this Section 2.2(c).

(d)          Unregistered Transfers. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(e)          Termination of Fund. Any portion of the funds made available to the Paying Agent which remains undistributed to the holders of the Certificates or Book-Entry Shares twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation as general creditors thereof for payment of their claims for Merger Consideration.

(f)           No Liability. None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.2(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority under applicable Law, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of all claims or interest of any Person previously entitled thereto.

(g)          Withholding. Parent, the Company, the Surviving Corporation, any of their applicable Subsidiaries and the Paying Agent shall, without duplication, be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement such amounts as Parent, the Company, the Surviving Corporation, any of their applicable Subsidiaries or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Company, the Surviving Corporation, any of their applicable Subsidiaries or the Paying Agent.

Section 2.3. Company Equity Awards.

(a)          Treatment of Company Options. As of the Effective Time, all Company Options shall be cancelled and converted into a right for the holder of such Company Option to receive, subject to and effective as of the Effective Time, the Option Consideration (as defined below) and no Company Option shall remain outstanding. Prior to the Effective Time, the Company shall take all actions necessary to effectuate the preceding sentence, as described further in Section 2.3(e) below, which actions are subject to review and approval by Parent, such approval not to be unreasonably withheld or delayed. Neither Parent nor Merger Sub shall assume any Company Option or substitute for any Company Option any similar award for Parent Common Stock in connection with the Merger and any of the other transactions contemplated by this Agreement. “Option Consideration” shall mean (1) as to those Company Options with an exercise price that is equal to or less than the Merger Consideration, the product of (w) the excess, if any, of the Merger Consideration over the exercise price per share of the applicable Company Option, and (x) the number of shares subject to the applicable Company Option, and (2) as to those Company Options with an exercise price that exceeds the Merger Consideration, the product of (y) $0.10 and (z) the number of shares subject to the applicable Company Option.

(b)          Method of Payment. Any Option Consideration to which an employee or former employee of the Company or one of its Subsidiaries becomes entitled pursuant to Section 2.3(a) shall be paid through the payroll of the Surviving Corporation or one of its Subsidiaries, as applicable, as soon as reasonably practicable following the Effective Time (and in any event, within five (5) Business Days after the Closing Date or as otherwise required by Law). Any Option Consideration to which any other person becomes entitled pursuant to Section 2.3(a) shall be paid by the Surviving Corporation or one of its Subsidiaries, as applicable (or, at the option of the Surviving Corporation, by the Paying Agent), as soon as reasonably practicable following the Effective Time (and in any event, within five (5) Business Days after the Closing Date or as otherwise required by Law).

(c)          Treatment of Company Restricted Stock Awards. Neither Parent nor Merger Sub shall assume any Company Restricted Stock Awards or substitute for any Company Restricted Stock Awards any similar award of Parent Common Stock in connection with the Merger and the other transactions contemplated by this Agreement. As of immediately prior to the Effective Time, all restrictions applicable to any Company Restricted Stock Award shall lapse and the stock underlying each such award shall be treated as set forth pursuant to Section 2.1(a)(ii) above. Notwithstanding the foregoing, the Company shall take all actions necessary to ensure that, as of immediately prior to the Effective Time, all 150,000 shares of restricted stock subject to performance-based vesting conditions underlying the CAS Medical Systems, Inc. Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CAS Medical Systems, Inc. and Thomas M. Patton, are cancelled, with no further consideration due to Mr. Patton.

(d)          Company ESPP. As soon as practicable following the date of this Agreement, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall adopt such resolutions or take such other necessary actions such that (i) the ESPP shall be terminated, contingent upon the Closing and (ii) no offering periods under the ESPP shall commence after the Effective Time (and accordingly there shall be no payroll contributions to the ESPP from participants after the Effective Time) and (iii) the Company shall take all necessary actions so that no participants in the ESPP have outstanding Purchase Rights as of the Effective Time. Additionally, pursuant to Section 14 of the ESPP, the Company Board (or, if applicable, any committee thereof administering the Company ESPP), shall discontinue the current offering period under the ESPP and provide that participants in such offering period shall have their accumulated payroll deductions for such offering period used to purchase Company Common Stock as of the last day of the month following the date of this Agreement and such participants’ Purchase Rights under the ESPP shall otherwise thereupon terminate following the date of such purchase.

(e)          Company Actions. Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of any of the Company Equity Plans, adopt applicable resolutions, amend the terms of any of the Company Equity Plans or any outstanding awards thereunder, obtain any necessary consents, and take all other appropriate actions to (i) give effect to the transactions contemplated in this Section 2.3; (ii) terminate each of the Company Equity Plans as of the Effective Time; and (iii) ensure that after the Effective Time, no holder of a Company Equity Award, any beneficiary thereof nor any other participant in any of the Company Equity Plans shall have any right thereunder to acquire any Securities of the Company or to receive any payment or benefit with respect to any award previously granted under any of the Company Equity Plans other than the Option Consideration. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld or delayed) no later than the second (2nd) Business Day preceding the Effective Time.

Section 2.4. Treatment of Warrants.

(a)          Neither Parent nor Merger Sub shall assume any Warrants or substitute for any Warrant any similar award for the common stock of Parent or any of its Affiliates in connection with the Merger and the other transactions contemplated by this Agreement. As of the Effective Time, each unexercised Warrant that was outstanding immediately prior to the Effective Time shall, in accordance with the terms of the applicable Warrant, no longer be exercisable and shall have either (i) been exercised by the holder thereof in accordance with the terms of such Warrant immediately prior to the Effective Time or (ii) if not so exercised, expired immediately prior to the Effective Time.

(b)          Promptly following the execution and delivery of this Agreement, the Company shall provide written notice in accordance with the terms of each Warrant to the holder thereof (i) that the Merger shall constitute a “Cash/Public Acquisition” or an “Acquisition in which the sole consideration is cash” (in each case if and as defined in the applicable Warrant), and (ii) of the treatment of such Warrant pursuant to Section 2.4(a), and the Company shall take all actions required to ensure compliance with the obligations of the Company under each of the Warrants in accordance with the terms thereof to consummate the treatment of the Warrants pursuant to Section 2.4(a). Prior to taking any such actions, including the delivery of the foregoing notices, the Company shall consult with Parent and provide Parent and its counsel with a reasonable opportunity to review and comment on any related notices, filings or other documents.

Section 2.5. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such Person of a bond, in such reasonable and customary amount as the Paying Agent or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

Section 2.6. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his, her or its demand for appraisal rights under Section 262 of the DGCL and not effectively withdrawn or lost such holder’s rights to appraisal (the “Dissenting Shares”), shall not be converted into or represent the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall instead be entitled to receive such consideration as may be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the consideration therefor as may be determined in accordance with Section 262 of the DGCL); provided, however, that if any such holder shall have failed to timely perfect or shall have waived, effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), or a court of competent jurisdiction shall have determined that such holder is not entitled to such right to appraisal and payment under Section 262 of the DGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall no longer be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, effective or attempted withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all discussions, negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to or settle or compromise or offer to settle or compromise any such demand or Proceeding, or agree to do any of the foregoing.

Section 2.7. Transfers: No Further Ownership Rights. At the Effective Time, the stock transfer books of the Company shall be closed, and from and after the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2. l(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 2.8. Further Action. If, at any time after the Effective Time any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and directors of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Corporation and otherwise) to take such action.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the particular section or subsection of the Company Disclosure Letter expressly referenced therein (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face or from the text of such disclosure) or (ii) other than with respect to Sections 3.1. 3.2. 3.3. 3.4, 3.5, 3.8, 3.14, 3.17, 3.22, 3.23, 3.24 and 3.25, as disclosed in the Company SEC Documents filed with (or furnished to) the SEC by the Company on or after December 31, 2017 and at least three (3) Business Days prior to the date of this Agreement (but in each case excluding any disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” legend or any similar non-specific, predictive, precautionary or forward-looking statements) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1. Organization; Qualification.

(a)          The Company is a corporation duly organized and validly existing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each as amended as of the date of this Agreement, have been made available to Parent and are in full force and effect, and the Company is not in violation of any of the provisions thereof.

(b)          Each of the Company’s Subsidiaries is a legal entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. Each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as (i) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement, the organizational or governing documents of each of the Company’s Subsidiaries are in full force and effect, and none of the Company’s Subsidiaries is in violation of any of the respective provisions thereof.

Section 3.2. Capitalization: Subsidiaries.

(a)          As of the close of business on February 11, 2019 (the “Capitalization Date”), the authorized capital stock of the Company consisted of (i) 60,000,000 shares of Company Common Stock, 29,263,989 of which were issued and outstanding (including 1,067,125 shares of Company Common Stock subject to Company Restricted Stock Awards) and 86,000 of which were held by the Company as treasury stock, and (ii) 1,000,000 shares of Company Preferred Stock, including 95,500 shares of Series A Convertible Preferred Stock and 54,500 shares of Series A Exchangeable Preferred Stock, of which 95,500 shares of Series A Convertible Preferred Stock and 54,500 shares of Series A Exchangeable Preferred Stock were outstanding. Except as set forth in this Section 3.2(a), there are no other classes of capital stock of the Company and there are no bonds, debentures, notes or other Indebtedness or Securities of the Company having the right to vote (or convertible into or exercisable for Securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the close of business on the Capitalization Date, there were outstanding Company Options to purchase 2,368,875 shares of Company Common Stock; (ii) 1,067,125 shares of Company Common Stock subject to Company Restricted Stock Awards; (iii) 36,074 shares of Company Common Stock reserved for future issuance under the Company ESPP; (iv) 2,113,488 shares of Company Common Stock reserved for future issuance under the Company Equity Plans; and (v) outstanding Warrants (all of which are exercisable) to purchase 472,782 shares of Company Common Stock. From the close of business on the Capitalization Date through the date of this Agreement, there have been (i) no issuances of any Company Common Stock, Company Preferred Stock or any other Securities of the Company other than issuances of shares of Company Common Stock (A) pursuant to the exercise, vesting or settlement, as applicable, of any Company Equity Awards or Warrants outstanding as of the close of business on the Capitalization Date in accordance with the terms of such Company Equity Awards or Warrants or (B) under the Company ESPP in accordance with its terms and (ii) no grants of any Company Equity Awards or any other equity or equity-based awards. As of the date of this Agreement, (x) the aggregate Liquidation Preference in respect of all of the outstanding shares of Series A Convertible Preferred Stock is $16,271,294 and (y) the aggregate Liquidation Preference of respect of all of the outstanding shares of Series A Exchangeable Preferred Stock is $9,343,258.

(b)          Immediately prior to the Effective Time, there shall be no shares of Company Preferred Stock issued and outstanding, and such shares of Company Preferred Stock shall have been converted into Company Common Stock pursuant to the terms of the Certificate of Incorporation.

(c)          All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to any of the Company Equity Awards, the Company Equity Plans, the Warrants or the Company ESPP will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights. The Company has made available to Parent or its counsel accurate and complete copies of each of the Warrants, the Company ESPP, the Company Equity Plans and the forms of stock option and restricted stock award agreements evidencing the Company Equity Awards, and in respect of the foregoing forms, other than differences with respect to the number of shares of Company Common Stock covered thereby, the grant date, the exercise price, regular vesting schedule and expiration date applicable thereto, no such stock option or restricted stock award agreement contains material terms that are not consistent with, or in addition to, such forms. Section 3.2(c) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, each outstanding Warrant or Company Equity Award and to the extent applicable, (i) the name (or employee identification number) and country of residence (if outside the U.S.) of the holder thereof, (ii) the number of shares of Company Common Stock issued or issuable thereunder, (iii) the expiration date, (iv) the exercise price relating thereto, (v) the grant date, (vi) the amount vested and outstanding and the amount unvested and outstanding, and (vii) the Company Equity Plan pursuant to which the award was made. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Company Option Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof or other authorized designee) and any required stockholder approval by the necessary number of votes or written consents. The Company does not have any liability in respect of any Company Option that was granted with a per share exercise price that was less than the fair market value of a share of Company Common Stock on the applicable Company Option Grant Date, and the Company has not granted any Company Options that are subject to the provisions of Section 409A of the Code. Each grant of a Company Equity Award and the Warrants was made in all material respects, as applicable, in accordance with (i) the terms of the applicable Company Equity Plan, (ii) all applicable securities Laws, including the Nasdaq Listing Rules, (iii) the Code and (iv) all other applicable Laws. The Company has the requisite authority under the terms of the applicable Company Equity Plan, the applicable award agreements and any other applicable Contract to take the actions contemplated by Section 2.3 and Section 2.4 and the treatment of Company Equity Awards and Warrants described in Section 2.3 and Section 2.4 shall, as of the Effective Time, be binding on the holders of Company Equity Awards and Warrants purported to be covered thereby. All of the outstanding Company Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom. No Subsidiary of the Company owns any Securities of the Company.

(d)          As of the date of this Agreement, other than the Company Preferred Stock, the Company Equity Awards, the Warrants or pursuant to the Company ESPP, there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other Securities or rights, stock appreciation rights, restricted stock awards, restricted stock unit awards, convertible Securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of, or other Securities of, the Company or any of its Subsidiaries or Securities convertible into or exchangeable for such shares or other Securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other Securities or rights, stock appreciation rights, restricted stock awards, restricted stock unit awards, convertible Securities, agreements, arrangements or commitments; (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Securities of the Company or any of its Subsidiaries, or any Securities representing the right to purchase or otherwise receive any other Securities of the Company or any of its Subsidiaries; (iii) agreements with any Person to which the Company or any of its Subsidiaries is party (A) restricting the transfer of the Securities of the Company or any of its Subsidiaries or (B) affecting the voting rights of Securities of the Company or any of its Subsidiaries (including stockholder agreements, voting trusts or similar agreements); or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, Security-based performance units, “phantom” stock, profit-participation or other Security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is party, in each case pursuant to which any Person is entitled to receive any payment from the Company or any of its Subsidiaries based in whole or in part on the value of any Securities of the Company or any of its Subsidiaries.

(e)          Each Subsidiary of the Company existing on the date of this Agreement is listed on Section 3.2(e) of the Company Disclosure Letter. The Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar Securities or interests in each such Subsidiary, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar Securities or interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company has made available to Parent true and correct copies of the currently effective corporate or other organizational documents for each Subsidiary. Except for investments in cash equivalents (and ownership by the Company or its Subsidiaries of Securities of the Subsidiaries of the Company), none of the Company or any of its Subsidiaries (i) owns directly or indirectly any Securities or (ii) has any obligation or has made any commitment to acquire any Securities of any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

(f)           All dividends or distributions on any Securities of the Company or any of its Subsidiaries that have been declared or authorized have been paid in full.

(g)          As of the date of this Agreement, there are no existing agreements or commitments of any kind obligating the Company or any of its Subsidiaries to register (other than pursuant to currently effective resale shelf registration statements listed on Section 3.2(g) of the Company Disclosure Letter or “piggy-back” rights) or cause to be further registered (other than pursuant to currently effective resale shelf registration statements listed on Section 3.2(g) of the Company Disclosure Letter or “piggy-back” rights), any shares of capital stock of, or other Securities of, the Company or any of its Subsidiaries or Securities convertible into or exchangeable for such shares or other Securities (“Demand Registration Rights Agreements”).

Section 3.3. Authority Relative to Agreement.

(a)          The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Merger) to obtaining the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (in the case of the Merger, except for the (i) receipt of the Company Stockholder Approval and (ii) filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b)          The Company Board has, by resolutions unanimously adopted by the Company Board, (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) resolved, subject to Section 5.5, to make the Company Recommendation. As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.4. Vote Required. The affirmative vote of (i) the holders of a majority of the aggregate voting power of (X) the outstanding shares of Company Common Stock and (Y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, (ii) the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, and (iii) the holders of a majority of the outstanding shares of Series A Exchangeable Preferred Stock, voting separately as a class (collectively, the “Company Stockholder Approval”) is the only vote or consent of holders of Securities of the Company that is required to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

Section 3.5. No Conflict; Required Filings and Consents.

(a)          Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of (x) the Company’ s Certificate of Incorporation or Bylaws or (y) the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company (assuming, in each case, with respect to the consummation of the Merger that the Company Stockholder Approval is obtained), (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third Person pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party (other than a Benefit Plan) or by which any property or asset of the Company or any of its Subsidiaries is bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          No consent, approval, license, permit, waiver, Order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under foreign qualification, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of Nasdaq, (v) compliance with and filings or notifications under the HSR Act and any other applicable United States or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (vi) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6. Company SEC Documents: Financial Statements.

(a)          Since January 1, 2015, the Company has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, but excluding the Proxy Statement, the “Company SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended or superseded by a filing or amendment prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that are required to be filed with (or furnished to) the SEC, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents (i) have been derived from the accounting books and records of the Company and its Subsidiaries; (ii) complied in all material respects, as of their respective filing dates with the SEC, with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements of the Company, as may be permitted under Form 10-Q of the Exchange Act) and (iv) fairly presented in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries, as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments, none of which, individually or in the aggregate, would reasonably be expected to be material).

(b)          Other than as filed on the SEC’s EDGAR system through the date of this Agreement, since January 1, 2015, the Company has not received any comment letters from the SEC with respect to any of the Company SEC Documents or provided any written response thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(c)          The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(d)          The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (and made available to Parent a summary of the significant aspects of such disclosure, if any) (i) all “significant deficiencies” and “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2015, the Company has not identified any material weaknesses in the design or operation of the Company’s internal control over financial reporting.

(e)          The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(f)          As of the date of this Agreement, there are no SEC Proceedings pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since January 1, 2015 through the date of this Agreement, there have been no internal investigations of irregularities regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or any of its Subsidiaries or the Company Board, any board of directors of any of its Subsidiaries or any committee of the Company Board or any board of directors of any of its Subsidiaries.

(g)          Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications were true and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and since July 30, 2002, has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h)          Since January 1, 2015, (i) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(i)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).

Section 3.7. Absence of Certain Changes or Events. Since December 31, 2017 through the date of this Agreement, (a) except for the negotiation, execution and delivery of this Agreement, the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business materially consistent with past practice, (b) (i) the Company has not suffered a Company Material Adverse Effect and (ii) there has been no effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would have constituted a breach of Section 5.1.

Section 3.8. No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected or reserved against in the Company’s consolidated balance sheet as of September 30, 2018 included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2018, (b) incurred in the ordinary course of business since September 30, 2018, (c) incurred in connection with the transactions contemplated by this Agreement and listed on Section 3.8 of the Company Disclosure Letter or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) in accordance with GAAP.

Section 3.9. Litigation. (a) there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and (b) there is no Order outstanding against, or involving, the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries that, in each case of clauses (a) and (b), (i) has been, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole or (ii) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Since January 1, 2015, there have not been any product liability, manufacturing or design defect, warranty, field repair or other material product-related claims by any third Person (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from (a) services rendered by the Company or any of its Subsidiaries or (b) the sale, distribution or manufacturing of products, including medical products and devices, by the Company or any of its Subsidiaries that has had or would reasonably be expected to have, a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries has any material Proceedings pending against any other Person.

Section 3.10. Permits: Compliance with Laws.

(a)          (i) The Company and its Subsidiaries or, to the Knowledge of the Company, its distributors, are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, product listings, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets under and pursuant to all applicable Laws, or to carry on their respective businesses as now being conducted under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (A) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b)          The Company and its Subsidiaries have been since January 1, 2015, and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance (A) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(c)          Since January 1, 2015, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority or other Person asserting that the Company or any of its Subsidiaries is, or is suspected of, alleged to be or under investigation for being, not in compliance in all material respects with any Laws or Company Permits.

Section 3.11. Proxy Statement. The proxy statement of the Company to be filed with the SEC for use in connection with the solicitation of proxies from the stockholders of the Company in connection with the Merger and the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading at the time such Proxy Statement or any amendment or supplement thereto is filed with the SEC, or at the time it is first mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in the Proxy Statement based on written information supplied by Parent or Merger Sub expressly for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.12. Employee Benefit Plans.

(a)          Section 3.12(a) of the Company Disclosure Letter contains a true, complete and correct list of all Benefit Plans, including any material Benefit Plan established and maintained by the Company or any of its Subsidiaries for employees located outside the United States (“Foreign Benefit Plan”). “Benefit Plan” shall mean (i) each “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Pension Plans”); (ii) each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA); and (iii) all other benefit plans, policies, programs, agreements or arrangements, including any bonus, deferred compensation, employment, severance pay, retention, change in control, employment, consulting, pension, profit-sharing, retirement, supplemental retirement, health, life, disability, group insurance, stock purchase, stock option, incentive or equity compensation, vacation, holiday or other fringe benefit plan, program, policy, agreement, arrangement or practice maintained, contributed to or required to be contributed to, by the Company or any of its ERISA Affiliates, for the benefit of any current or former employees, officers, independent contractors or directors of the Company or any of its ERISA Affiliates. The Company has delivered or made available to Parent and Merger Sub true, complete and correct copies of (i) each Benefit Plan (including all amendments thereto) or written description of each Benefit Plan that is not otherwise in writing; (ii) the most recent annual reports on Form 5500 and all schedules thereto filed with respect to each Benefit Plan, to the extent applicable; (iii) the most recent summary plan description and summary of material modifications for each Benefit Plan, to the extent applicable; (iv) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to any Benefit Plan, to the extent applicable; (v) the most recent actuarial report, financial statement or valuation report, to the extent applicable; (vi) a current Internal Revenue Service opinion or favorable determination letter, to the extent applicable; (vii) all material correspondence to or from any Governmental Authority relating to any Benefit Plan; and (viii) all discrimination tests for each Benefit Plan for the three most recent plan years, to the extent applicable. “ERISA Affiliate” shall mean any corporation or trade or business (whether or not incorporated) which is treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

(b)          Each Benefit Plan is and has at all times been operated and administered in all material respects in accordance with its terms and in compliance in all material respects with applicable Law, including ERISA, the Code and the Patient Protection and Affordable Care Act. The Company and its Subsidiaries have complied in all material respects with the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985. All claims incurred with a date of service on or before the Closing Date under any Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA that is self-insured will be paid by the Company or accrued on the Company financial statements no later than the Closing Date.

(c)          Each Pension Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a currently effective determination letter or can rely on an opinion letter for a prototype plan from the Internal Revenue Service that such Pension Plan is so qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code, and now meets, and at all times since its inception has met the requirements for such qualification, and the related trusts are now, and at all times since their inception have been, exempt from taxation under Section 501(a) of the Code.

(d)          None of the Benefit Plans is, and neither the Company nor any ERISA Affiliate has, at any time, maintained, contributed to, had an obligation to contribute to or has any liability (contingent or otherwise) under, (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA; (ii) a “multiple employer plan” or “multiple employer welfare arrangement” (as such terms are defined in ERISA); (iii) a welfare benefit fund (as such term is defined in Section 419 of the Code); (iv) a “multiemployer plan” (as such term is defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Pension Plan”); or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. There are no material unpaid contributions due prior to the date of this Agreement with respect to any Benefit Plan that are required to have been made under the terms of such Benefit Plan, any related insurance contract or any applicable Law and all material contributions due have been timely made, or to the extent not yet due, have been properly accrued on the applicable balance sheet in accordance with the terms of the applicable Benefit Plan and applicable Law. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any material Controlled Group Liability to the Company, any ERISA Affiliates or, following the Effective Time, the Surviving Corporation. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Sections 412 and 4971 of the Code; or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or the applicable provisions for employer shared responsibility for health coverage requirements of Section 4980H of the Code.

(e)          None of the Company or any of its ERISA Affiliates has engaged in a non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or breached any fiduciary duties with respect to any Benefit Plan that could subject the Company, any of its ERISA Affiliates or the Surviving Corporation to any material tax or penalty.

(f)           With respect to any Benefit Plan, there is no Proceeding pending, or, to the Knowledge of the Company, threatened or anticipated with or by the Internal Revenue Service, the United States Department of Labor or any other Governmental Authority, other than routine claims for benefits.

(g)          Neither the Company nor any of its ERISA Affiliates has any obligations, whether written or oral, to provide any health or welfare benefits (whether or not insured) to retired or other former employees, directors or consultants of the Company, except as specifically required by Part 6 of Title I of ERISA (“COBRA”) or, pursuant to a Benefit Plan qualified under Section 401(a) of the Code.

(h)          The Company’s execution and delivery of this Agreement and performance of the transactions contemplated herein will not, either alone or in connection with any other event(s), (i) entitle any current or former employee, director or consultant of the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) or result in any forgiveness of Indebtedness with respect to any such persons; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any of its Subsidiaries; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits, (iv) require any contributions or payments to fund any obligations under any Benefit Plan, or (v) limit the right to merge, amend or terminate any Benefit Plan.

(i)           No payment which is or may be made by, from or with respect to any Benefit Plan, to any current or former employee, director, officer or independent contractor of the Company or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence will or could reasonably be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code.

(j)           No payment which is or may be made by, from or with respect to any Benefit Plan, to any current or former employee, director, officer or independent contractor of the Company or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence, will not be fully deductible as a result of Section 162(m) of the Code.

(k)          The Company and each ERISA Affiliate has, for purposes of each Benefit Plan and for all other purposes, correctly classified in all material respects all individuals performing services for the Company and each ERISA Affiliate as common law employees, leased employees, independent contractors or agents, as applicable, and no such individuals are entitled to any benefits under any Benefit Plan that they have been improperly denied by reason of any misclassification.

(l)           Each Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, complies in both form and operation with the requirements of Section 409A of the Code so that no amounts paid pursuant to any such Benefit Plan is subject to tax under Section 409A of the Code.

(m)          Neither the Company nor any ERISA Affiliate has any commitment to modify or amend any Benefit Plan (except as required by law or to retain the tax qualified status of any Benefit Plan). Neither the Company nor any ERISA Affiliate has any commitment to establish any new benefit plan, program or arrangement.

(n)          Neither the Company nor any ERISA Affiliate has, at any time, maintained, contributed to, had an obligation to contribute to, or had any liability (contingent or otherwise) under a Foreign Benefit Plan.

Section 3.13. Labor Matters.

(a)          Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list of all current employees of the Company and any of its Subsidiaries with the following information: name, position/job title, hire date, work location (city, state), compensation (including hourly rate for non-exempt employees and salary for exempt employees, commissions, bonuses and other incentive payments), Fair Labor Standards classification (exempt or non-exempt), and status (active or inactive, and if inactive, the estimated duration of the leave). Except as provided in Section 3.13(a) of the Company Disclosure Letter, all employees are employed “at-will.”

(b)          Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list of each current independent contractor who provides services to the Company or any of its Subsidiaries with respect to which such independent contractor has received compensation in excess of $25,000 in any twelve (12) month period with the following information: name, type of services provided, term of engagement (including start date), compensation arrangement, and location (city, state).

(c)          (i) There is no labor strike, dispute, organized slowdown, stoppage or lockout pending, or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, nor has there been any such action or event since January 1, 2015; (ii) neither the Company nor any of its Subsidiaries is a party to, bound by or in the process of negotiating any labor, collective bargaining, works council or similar agreement regarding the employees of the Company or any of its Subsidiaries (each, a “Labor Agreement”), nor has the Company nor any of its Subsidiaries ever been a party to such an agreement; (iii) as of the date hereof, there are no unfair labor practice charges, arbitrations, suits, claims, actions, litigations or other Proceedings or material grievances relating to any current or former employee or consultant of the Company or any of its Subsidiaries (relating to their services for or relationship with the Company or its Subsidiaries), nor have there been any such actions since January 1, 2015; and (iv) as of the date hereof, none of the employees of the Company or any of its Subsidiaries is represented by any labor union, works council, employee representative group or similar organization (whether in or outside the United States) with respect to their employment with the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are not, as of the date hereof, any union organizing activities, either by or on behalf of any employee or union or similar labor organization with respect to employees of the Company or any of its Subsidiaries. There is no labor union, work council, employee representative group or similar organization which, pursuant to applicable Law or any governing agreement, must be notified, consulted or with which negotiations need to be conducted in connection with the Merger.

(d)          The Company and its Subsidiaries are and since January 1, 2015, have been in material compliance with all applicable Laws relating to labor and employment, including fair employment practices, equal employment opportunity, disability rights, affirmative action, terms and conditions of employment, immigration, wages, hours (including, but not limited to, overtime and minimum wage requirements), social contributions (including the payment and withholding of U.S. social security and similar Taxes), compensation, workers’ compensation, unemployment insurance, classification of employees, classification of independent contractors, employee leaves of absence, data protection, privacy, occupational safety and health, collective or mass layoffs and plant closings. Neither the Company nor any of its Subsidiaries has taken any action within the past two (2) years requiring notice to employees or any other obligations under the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state, local or foreign Law or (iii) incurred any liability or obligations under the WARN Act or any similar state, local or foreign Law.

(e)          To the Knowledge of the Company, no executive officer or other employee of the Company or any of its Subsidiaries (i) is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, consulting or similar agreement with any other Person in conflict with the present and proposed business activities of the Company and its Subsidiaries, except agreements between the Company or any Subsidiary of the Company; or (ii) as of the date hereof, is in violation of any common law nondisclosure obligation or fiduciary duty relating to the ability of such individual to work for the Company or any of its Subsidiaries or the use of trade secrets and proprietary information. To the Knowledge of the Company, no executive officer or other exempt employee of the Company or any of its Subsidiaries has indicated an intention to terminate his or her employment with the Company.

(f)           (i) The Company or its Subsidiaries have collected work authorization documentation for each employee and complied with all legal requirements for determining each employee’s eligibility to work in the relevant jurisdiction, and such documentation demonstrates that all employees of the Company and its Subsidiaries are authorized to work in the jurisdiction in which they are working; and (ii) to the Knowledge of the Company, all independent contractors, consultants and other persons engaged by the Company or its Subsidiaries are authorized to work in the jurisdiction in which they are working and have appropriate documentation demonstrating such authorization.

(g)          Since January 1, 2015, none of the Company or its Subsidiaries has entered into a settlement agreement with a current or former officer, an employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment by either (i) an executive officer of the Company or its Subsidiaries or (ii) a key employee of the Company or its Subsidiaries. In the last five (5) years, to the Knowledge of the Company, no allegations of sexual harassment have been made against (x) an executive officer of the Company or its Subsidiaries or (y) an employee at the level of Vice President (or any similarly-leveled employee) or above of the Company or its Subsidiaries.

Section 3.14. Taxes.

(a)          The Company and each of its Subsidiaries have (i) duly and timely filed or caused to be duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them and all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and (ii) paid all material income and other Taxes due and owing (whether or not shown on such Tax Returns) except to the extent that such Taxes are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP.

(b)          The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of their most recent consolidated financial statements, exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in such consolidated financial statements.

(c)          There are no pending, ongoing or, to the Knowledge of the Company, threatened, audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to the Company or any of its Subsidiaries. No deficiencies for Taxes have been claimed, proposed, assessed in writing or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries by any Governmental Authority that have not been fully paid, settled or withdrawn. None of the Company or any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment, deficiency or collection, which waiver or extension currently remains in effect. Neither the Company nor its Subsidiaries have received a written, or, to the Knowledge of the Company, oral claim from any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to taxation by that jurisdiction in respect of Taxes, which claim has not been resolved in full. No power of attorney that would be in force after the Effective Time has been granted by the Company or any of its Subsidiaries with respect to Taxes.

(d)          All income and other material Taxes that the Company or any of its Subsidiaries is or was required by Law to withhold or collect have been duly and timely withheld or collected, and have been duly and timely paid to the proper Governmental Authority or other proper Person or properly set aside in accounts for this purpose.

(e)          The Company has made available to Parent true, complete and correct copies of all (i) federal, state and local income Tax Returns of the Company and its Subsidiaries, and (ii) examination reports and statements of deficiencies in respect of Taxes assessed against or agreed to by the Company or any of its Subsidiaries, in each case, filed or received since December 31, 2012.

(f)           There are no Tax rulings, requests for Tax rulings, applications for change in accounting methods or closing agreements with respect to Taxes of the Company or any of its Subsidiaries.

(g)          None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Time as a result of: (i) any installment sale or open transaction disposition made prior to the Effective Time; (ii) any prepaid amount received prior to the Effective Time; (iii) Section 481(a) of the Code (or an analogous provision of state, local, or foreign Law) by reason of a change in accounting method prior to the Effective Time; or (iv) any election under Section 108(i) of the Code. None of the Company or any of its Subsidiaries has any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law).

(h)          None of the Company or any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is or was the Company or any of its Subsidiaries), and none of the Company or any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by Contract or otherwise.

(i)           None of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or customary commercial Contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company or any of its Subsidiaries.

(j)           There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes that are not yet due or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP.

(k)          None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(l)           None of the Company or any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any transaction intended to qualify under Section 355 of the Code.

(m)         The Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii)(I) of the Code.

(n)          The Company and its Subsidiaries have been in compliance with the medical device excise tax provisions imposed by Section 4191 of the Code since the effective date of such provisions to the extent applicable to their operations.

(o)          Section 3.14(o) of the Company Disclosure Letter sets forth all foreign, state and local jurisdictions in which the Company and its Subsidiaries file Tax Returns and each type of Tax payable in such jurisdiction during the taxable years ending December 31, 2016, 2017 and 2018.

Section 3.15. Material Contracts.

(a)          Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list, with items arranged according to the relevant subsection of this Section 3.15, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or to or by which any asset or property of the Company or any of its Subsidiaries is bound or affected, except for this Agreement, that:

(i)          except for purchase orders or invoices in the ordinary course of business, is a Contract with a supplier or customer involving payments in excess of $250,000 in the twelve (12) month period ended December 31, 2018, or reasonably expected to involve in excess of $250,000 in the twelve (12) months ending December 31, 2019;

(ii)         constitutes a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(iii)        is a joint venture, alliance, partnership, shareholder, technology or product development or similar Contract;

(iv)        is an agency, sales, marketing, commission, distribution, international or domestic sales representative or similar Contract involving payments by the Company in excess of $250,000 in the twelve (12) month period ended December 31, 2018, or reasonably expected to involve in excess of $250,000 (minimum purchase commitments) in the twelve (12) months ending December 31, 2019;

(v)         is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness of the Company or any of its Subsidiaries (whether outstanding or as may be incurred thereunder) other than the payment of insurance premiums in installments over a period not to exceed one year;

(vi)        is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness of a third Person owed to the Company or any of its Subsidiaries;

(vii)       is a Contract providing for future payment obligations, including settlement agreements, by the Company or any of its Subsidiaries outside the ordinary course of business in excess of $100,000;

(viii)      is a Contract that creates or would create a Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, or restricts the payment of dividends;

(ix)         is a Demand Registration Rights Agreement;

(x)          is a Contract representing the Warrants or that relates to ongoing obligations in connection with the Warrants;

(xi)         is a Contract that obligates the Company or any of its Subsidiaries to conduct any business on an exclusive basis with any third Person, or upon consummation of the Merger, will obligate Parent or any of its Subsidiaries to conduct business with any third Person on an exclusive basis;

(xii)        is a Contract (other than ordinary course purchase orders) with any Governmental Authority;

(xiii)       is a non-competition or non-solicitation Contract or any other Contract that limits, restricts or prohibits, or purports to limit, restrict or prohibit, individually or in the aggregate, (A) the manner or the localities in which any business of the Company and its Subsidiaries is or could be conducted or (B) the lines or types of businesses that the Company or any of its Subsidiaries conducts or has a right to conduct;

(xiv)      is a Contract relating to the acquisition or disposition of any Person, business or operations or assets constituting a business (whether by merger, sale of stock, sale of assets, consolidation or otherwise) entered into within the past five (5) years (including any such Contract under which contemplated transactions were consummated) under which one or more of the parties thereto has material obligations remaining to be performed;

(xv)       is an Intellectual Property Agreement;

(xvi)      is a Contract that imposes any co-promotion or collaboration obligations with respect to any product or product candidate, which obligations are material to the Company and its Subsidiaries, taken as a whole;

(xvii)     is a hedging, derivative or similar Contract (including interest rate, currency or commodity swap agreements, cap agreements, collar agreements and any similar Contract designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices);

(xviii)    is a “single source” Contract pursuant to which goods or materials are supplied to the Company or any of its Subsidiaries from an exclusive source for use in the manufacture, production or distribution of any Company product;

(xix)       is a material “single source” Contract pursuant to which goods or materials are supplied to the Company or any of its Subsidiaries from an exclusive source for any purpose other than the manufacture, production or distribution of any Company product;

(xx)        is a Contract addressing the employment or service of any individual with the Company or any of its Subsidiaries with base compensation or payments in excess of $180,000 per annum that is not terminable upon notice of thirty (30) days or less;

(xxi)       is a Contract providing for the retention, engagement or termination of any temporary agency employee, consultant or other independent contractor of the Company or any of its Subsidiaries at a cost in excess of $3,000 per month;

(xxii)      is a Labor Agreement;

(xxiii)     is a Contract which provides for a loan or advance of any amount to any employee of the Company or any temporary agency employee, consultant or other independent contractor of the Company or any of its Subsidiaries, other than with respect to the reimbursement of immaterial travel and other customary out-of-pocket expenses; or

(xxiv)    is a Contract which provides for termination, acceleration of payment or any other material rights or obligations upon the occurrence of a change of control in the Company or any of its Subsidiaries.

(b)          None of the Company or any of its Subsidiaries is in material breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination of, the acceleration of performance required by, or a right of termination or acceleration under, any Company Material Contract to which it is a party. As of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in material breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination of, the acceleration of performance required by, or a right of termination or acceleration under, any Company Material Contract. Each Company Material Contract (except those that are terminated after the date of this Agreement in accordance with their respective terms and not as a result of a breach or default thereunder by the Company or its Subsidiaries) is (A) a valid and binding obligation of the Company or any of its Subsidiaries that are a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought) and (B) in full force and effect.

(c)          No (i) current or former officer or director of the Company; (ii) beneficial owner of five percent (5%) or more of any voting Securities of the Company; or (iii) any “affiliate” or “associate” of any such Person, has any interest in any Contract or property (real or personal, tangible or intangible), used in, or pertaining to the business of the Company or any of its Subsidiaries, which interest would be required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act and that has not been so disclosed in the Company SEC Documents.

Section 3.16. Distribution Agreements.

(a)          Section 3.16 of the Company Disclosure Letter contains an accurate and complete list of all distribution, reseller, sales representative, commercial agency and similar or other distribution agreements that the Company is currently subject to (“Distribution Agreements”).

(b)          To the Knowledge of the Company, there are no material disputes or claims under or relating to Distribution Agreements.

(c)          To the Knowledge of the Company, there are no Applicable Laws or any material deviations from key terms in Distribution Agreements through course of dealing that have the potential to change the rights or obligations of the parties under the Distribution Agreements. Specifically, without limiting the generality of the foregoing, the Company has not paid any commissions, service fees or other compensation for distribution efforts under Distribution Agreements whose terms contemplate a buy-sell relationship according to which the distributor pays the Company for products that distributor will resell.

(d)          Parent or the Company may terminate or let expire any and all Distribution Agreements in accordance with the express terms of each Distribution Agreement on term and termination without incurring any responsibility to pay compensation or indemnities or become exposed to any termination liability that is not expressly contemplated in the Distribution Agreement or required by Law.

Section 3.17. Intellectual Property.

(a)          Section 3.17(a) of the Company Disclosure Letter sets forth a true, complete and correct list, as of the date of this Agreement, of all (i) Company Registered IP, (ii) unregistered Trademarks included in the Company Owned IP and material to the operation of the businesses of the Company or any of its Subsidiaries, (iii) unregistered Copyrights included in the Company Owned IP and material to the operation of the businesses of the Company or any of its Subsidiaries, and (iv) Trade Secrets included in the Company Owned IP and material to the operation of the businesses of the Company or any of its Subsidiaries. For each item of Company Registered IP, Section 3.17(a) of the Company Disclosure Letter lists the owner, country(ies) or region, registration and application numbers.

(b)          The Company or one or more of its Subsidiaries owns, or has a valid right to use, all Company Intellectual Property. The Company Intellectual Property is sufficient as of the Closing for the conduct of the Company’s and its Subsidiaries’ respective businesses in all material respects as such businesses are conducted or as planned to be conducted as of the Closing. The Surviving Corporation will own or possess sufficient rights to all Intellectual Property as of the Closing and immediately following the Closing that are necessary or material to the operation of the Company’s and its Subsidiaries’ respective businesses, as conducted or as planned to be conducted as of the Closing by the Company and its Subsidiaries, as applicable.

(c)          Except as set forth in Section 3.17(c) of the Company Disclosure Letter, with respect to Company Owned IP, (x) the Company or one of its Subsidiaries is the sole and exclusive owner of each item free and clear of all Liens other than Permitted Liens and non-exclusive licenses granted by the Company in the ordinary course of business and (y) the Company and its Subsidiaries have taken commercially reasonable actions to maintain each material item. With respect to Company Registered IP, each item is registered in the name of the Company or one or more of its Subsidiaries, and the Company shall, prior to the Closing, use commercially reasonable efforts to ensure that title in all Company Registered IP is properly recorded in the name of the Company or one or more of its Subsidiaries, as applicable.

(d)          Except as set forth in Section 3.17(d) of the Company Disclosure Letter, the rights, licenses and interests of the Company or any of its Subsidiaries in and to all material Company Licensed IP are free and clear of all Liens or similar restrictions of any kind or nature whatsoever where such Liens or similar restrictions are the result of an action by the Company or any of its Subsidiaries, including the encumbrance of, or grant to a third Person of any rights with respect to, the Company’s or any of its Subsidiaries’ right, license and interest in and to such Company Licensed IP, other than Permitted Liens and restrictions contained in the applicable agreements with the licensor of such Company Licensed IP.

(e)          The Company, its Subsidiaries and their respective patent counsel have not knowingly made any material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Company Registered IP and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Company Registered IP.

(f)          The Company Intellectual Property includes in all material respects (i) any and all Intellectual Property conceived or reduced to practice by employees in the performance or course of employment for the Company or any of its Subsidiaries, and to the Knowledge of the Company in respect of the immediately subsequent clauses (ii) and (iii), (ii) any and all Intellectual Property conceived or reduced to practice by consultants for subject matter within the scope of and in the performance or course of consultancy for the Company or any of its Subsidiaries, and (iii) any and all Intellectual Property acquired from or contributed by other Persons, whether by way of assignment or otherwise by operation of Law.

(g)          None of the activities or business previously or currently conducted or planned to be conducted by the Company or any of its Subsidiaries as of the Closing Date infringes, misappropriates or otherwise violates any valid and enforceable Intellectual Property of any third Person. Neither the Company nor any of its Subsidiaries is subject to any judgment that restricts or impairs the use of any Company Intellectual Property.

(h)          Except as set forth in Section 3.17(h) of the Company Disclosure Letter, since January 1, 2010, no Person has asserted or threatened to assert a written claim or initiated a Proceeding alleging infringement, misappropriation or violation of any Intellectual Property of any Person by the Company or any of its Subsidiaries, or contesting the validity, ownership, enforceability or right of the Company or any of its Subsidiaries to exercise any Company Owned IP, including in the nature of being offered a license or covenant not to sue, and to the Knowledge of the Company, there is no basis for any such Proceeding with respect to valid and enforceable Intellectual Property of any Person. Except as set forth in Section 3.17(h) of the Company Disclosure Letter, since January 1, 2010, neither the Company nor any of its Subsidiaries has received any notice of any pending conflict with, or infringement, misappropriation or violation of the rights of any Person with respect to any Intellectual Property or with respect to any license of the Company Intellectual Property, or challenging the validity, ownership, enforceability, or right of the Company or any of its Subsidiaries to use any of the Company Intellectual Property.

(i)           Except as set forth in Section 3.17(i) of the Company Disclosure Letter, since January 1, 2013, neither the Company nor its Subsidiaries has asserted rights in any material Company Intellectual Property against any Person in any cease and desist letter or other notice, including in the nature of offering a license or covenant not to sue.

(j)           The Company and each of its Subsidiaries have at all times taken commercially reasonable measures to protect and preserve the confidentiality of all confidential information and Trade Secrets that are Company Intellectual Property, or any Trade Secrets disclosed to the Company or its Subsidiaries for which the Company or any of its Subsidiaries had or has an obligation of secrecy, against unauthorized access, disclosure, use, modification or other misuse. To the Knowledge of the Company, there has been no material unauthorized access, disclosure or use of any Trade Secrets that are Company Intellectual Property.

(k)          The Company and its Subsidiaries at all times have used reasonable measures to protect the Trade Secrets that are part of the Company Intellectual Property and have secured from all of their employees and consultants who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company Owned IP, unencumbered and unrestricted exclusive ownership of all such employee’s or consultant’s, as applicable, Intellectual Property in such contribution that the Company or its Subsidiaries does not already own by operation of Law and such employee or consultant, as applicable, has not retained any rights or licenses with respect thereto. Without limiting the foregoing, the Company and each of its Subsidiaries have obtained proprietary information and invention disclosure and assignment Contracts from all current and former employees and consultants who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company Owned IP, and those Contracts assign and require any assignment to the Company or one or more of its Subsidiaries all right, title and interest in and to Intellectual Property developed by such employees and consultants in their capacity as employee or consultant, as applicable. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has entered into any Contract that conflicts in any material way with the work for which the employee has been engaged by the Company or any of its Subsidiaries, as applicable, or requires the employee to transfer, assign or disclose information concerning his or her work for the Company or any of its Subsidiaries to anyone other than the Company or one of its Subsidiaries, as applicable. With respect to inventions made by the Company or its Subsidiaries that have not yet been incorporated into patent applications or provisional patent applications, and for which the Company intends to submit a patent application or provisional patent application, neither the Company nor its Subsidiaries has disclosed such inventions without restriction on confidentiality and has not offered for sale products embodying the inventions, nor taken any other action that jeopardizes or could jeopardize the Company or its Subsidiaries’ right to properly and timely file patent applications to cover such inventions, such that the Company or its Subsidiaries would be prevented from obtaining valid Patents to cover such inventions.

(l)           No item of Company Owned IP has been held to be invalid or unenforceable in a court decision. To the Knowledge of the Company, the Company Intellectual Property is valid, subsisting (or in the case of applications, applied for) and enforceable; provided, however, that this Section 3.17(l) shall not be interpreted to give any representation, warranty or other assurance that any Patent applications or Trademark applications that are part of the Company Intellectual Property will issue or be granted.

(m)          The Company and each of its Subsidiaries have at all times been in compliance in all material respects with all applicable Laws (including the EU General Data Protection Regulation) and its customers’ applicable rules, policies and procedures relating to privacy, data protection and collection and use of personal information to which the Company and any of its Subsidiaries have had access or have collected, used or held for use in the conduct of its business. No claims are pending or have been threatened in writing or, to the Knowledge of the Company, threatened other than in writing, against the Company or any of its Subsidiaries alleging a violation of any third Person’s privacy, personal information or data rights.

(n)          To the Knowledge of the Company, the consummation of the Merger and any of the other transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s or any of its Subsidiaries’ right to own, use or hold for use any of the Intellectual Property as owned, used or held for use in the conduct of its business as currently conducted or planned to be conducted.

(o)          Except as set forth in Section 3.17(o) of the Company Disclosure Letter, no licenses of any Intellectual Property from a third Person to the Company or any of its Subsidiaries, other than non-customized Software subject to commercially available off the shelf, “shrink-wrap” or “click-through” type contracts, is (i) subject to a time limitation such that the license terminates prior to the expiration of the licensed Intellectual Property or (ii) subject to a product or method specific limitation such that a change to a product or method practiced under the license by the Company or any of its Subsidiaries will not be covered by such license.

(p)          Except as set forth in Section 3.17(p) of the Company Disclosure Letter, there are no settlements, forbearances to sue, consents, Orders or similar obligations to which the Company or any of its Subsidiaries is a party or is subject that (i) restrict the Company’s or any of its Subsidiaries’ rights to use, enjoy or exploit any material Company Intellectual Property; (ii) materially restrict the Company’s or any of its Subsidiaries’ business in order to accommodate a third Person’s Intellectual Property; or (iii) permit third Persons to use any material Company Intellectual Property.

(q)          Except as set forth in Section 3.17(q) of the Company Disclosure Letter, other than in connection with the sale of products in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has entered into any contractual obligation requiring it to indemnify any other Person against infringement or other violation of any Intellectual Property of any third Person, nor has the Company or any of its Subsidiaries entered into any contractual obligation requiring the Company or one of its Subsidiaries to grant any Person the right to bring infringement actions or otherwise enforce rights with respect to any of the Company Intellectual Property.

(r)           To the Knowledge of the Company, all disclosures by the Company or any of its Subsidiaries to a third Person of material Company-owned confidential information and Trade Secrets, or confidential information and Trade Secrets as to which the Company or any of its Subsidiaries had or has an obligation of secrecy, have been pursuant to the terms of a written contractual obligation between the Company or its applicable Subsidiaries and such third Person.

(s)          With regard to proprietary Software that is used by the Company or any of its Subsidiaries, or is currently in development by and is material to the Company or any of its Subsidiaries, other than non-customized Software subject to commercially available off the shelf, “shrink-wrap” or “click-through” type contracts: (i) neither the Company nor any of its Subsidiaries has assigned, delivered, licensed or made available, and does not have any obligation to assign, deliver, license or make available, the source code for any such Software to any third Person, including any escrow agent or similar Person; (ii) neither the Company nor any of its Subsidiaries has experienced any material defects or disruptions in such Software, including any material error or omission in the processing of any transactions that have not been corrected; (iii) no such Software (A) contains any code designed or intended to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, or to damage or destroy data or files without the user’s consent, or (B) is subject to the terms of any “open source” or other similar license that provides for the proprietary portions of such source code of the Software to, upon distribution to third parties, be disclosed, licensed, publicly distributed or dedicated to the public; (iv) current copies of the source code for all such material Software, other than such Software currently in development, are recorded on machine readable media, clearly identified and securely stored (together with the applicable documentation) by the Company or any of its Subsidiaries; and (v) no capital expenditures are necessary with respect to such Software or its use other than capital expenditures in the ordinary course of business substantially consistent with past practice. During the three (3) years prior to the date hereof, (A) there have been no material security breaches in the Company’s or any of its Subsidiaries’ information technology systems and (B) there have been no disruptions in the Company’s or any of its Subsidiaries’ information technology systems that materially adversely affected the Company’s or any of its Subsidiaries’ business or operations. The Company has used commercially reasonable efforts to evaluate the disaster recovery and backup needs of the Company and its Subsidiaries and has implemented plans and systems that are reasonably designed to address its assessment risk.

(t)           No issued Patents or pending patent applications that are Company Owned IP are involved in any interference, reissue, reexamination, opposition, inter partes review, covered business method review, post-grant review, or other post-grant proceeding. No Trademark that is Company Owned IP is involved in any opposition, invalidation, cancellation, or other administrative proceeding. Neither the Company nor any of its Subsidiaries is undertaking any interference, reissue, reexamination, opposition, inter partes review, covered business method review, post-grant review, invalidation, cancellation, or other administrative proceeding with respect to Intellectual Property of any third Person.

(u)          With regard to any material Patents or patent applications included in the Company Registered IP, all applicable maintenance, annuity and other fees and all filings necessary to assure the continued enjoyment of any issued Patent, and all amendments, response to office actions, issue fees and other fees and filings necessary to maintain the pendency of and pursue the prosecution of any pending applications, including the filing of continuation applications, have been paid or filed on a timely basis.

(v)          With regard to any material Trademarks or trademark applications included in the Company Registered IP; (i) all applicable affidavits of continuing use, renewals, maintenance fees, amendments, responses to office actions or any other documents or fees which are necessary to maintain such Trademarks have been filed or paid on a timely basis; and (ii) none of the Trademarks have been cancelled, amended or restricted for any reason by any Governmental Authority or otherwise.

(w)         With regard to material registered and applied for Copyrights in both published works and unpublished works included in the Company Registered IP; (i) all documents, recordations and certificates in connection with such Copyrights currently required to be filed under applicable legal requirements have been filed with the relevant Governmental Authorities in any applicable listed country or region in the world for the purposes of maintaining or perfecting such Copyrights and recording the ownership interests of the Company or any of its Subsidiaries, as applicable, therein; and (ii) none of such Copyrights have been held invalid or unenforceable for any reason by any Governmental Authority or otherwise.

(x)           To the Knowledge of the Company, no material Company Intellectual Property is being used or enforced by the Company or any of its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Intellectual Property used in and necessary for or otherwise material to the conduct of the Company’s and any of its Subsidiaries’ businesses as currently conducted or planned to be conducted.

Section 3.18. Real and Personal Property.

(a)          The Company and its Subsidiaries do not own any real property.

(b)          Section 3.18(b) of the Company Disclosure Letter sets forth a complete and accurate list of each lease, sublease, license or similar use and occupancy Contract (including any amendments, extensions and modifications thereto, each, a “Lease”) pursuant to which the Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies any real property from any other Person (whether as a tenant, subtenant or pursuant to other occupancy arrangements) (collectively, the “Company Leased Real Property”). The Company has made available to Parent a true, correct and complete copy of each such Lease to date.

(c)          The Company and its Subsidiaries have valid leasehold interests under each of the Leases, free and clear of all Liens, except for Permitted Liens and the Company and its Subsidiaries enjoy peaceful and undisturbed possession under all of the Leases for any Company Leased Real Property.

(d)          Each Lease for any Company Leased Real Property is in full force and effect and is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto.

(e)          Except as have been cured or otherwise resolved, none of the Company or any of its Subsidiaries has received any communication from, or given any communication to, any other party to a Lease for any Company Leased Real Property or any lender, alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such Lease, and to the Knowledge of the Company, no other counterparty is in default under such Lease. No event has occurred and no condition exists, which with the giving of notice or the passage of time, or both, will constitute a default under a Lease by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any counterparty under such Lease, that would, individually or in the aggregate, materially impair or be reasonably likely to materially impair the continued use and operations of the Company Leased Real Property to which they relate in the conduct of the business of the Company and its Subsidiaries as presently conducted.

(f)          No Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any Company Leased Real Property. Neither the Company nor any Subsidiary of the Company is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein. There are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of the Company Leased Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.

Section 3.19. Environmental.

(a)          Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole:

(i)          since January 1, 2013, the Company and its Subsidiaries have been and are in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations as currently conducted under applicable Environmental Laws;

(ii)         (A) there is no pending or, to the Knowledge of the Company, threatened Proceeding pursuant to or relating to any Environmental Law against the Company or any of its Subsidiaries; (B) none of the Company or any of its Subsidiaries has received notice or a request for information from any Person, including any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved; and (C) none of the Company or any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law;

(iii)        there have been no Releases of Hazardous Materials by the Company or any of its Subsidiaries (and, to Knowledge of the Company, Releases of Hazardous Materials have not otherwise occurred) at, on, under or from any location that have resulted in or are reasonably likely to result in an obligation by the Company or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law with respect to such Releases; and

(iv)        neither the Company nor any of its Subsidiaries has entered into any written agreement or incurred any legal obligation that would reasonably be expected to require it to pay to, reimburse, or indemnify any other Person from or against liabilities or costs arising in connection with or pursuant to Environmental Law, or relating to the generation, manufacture, use, transportation or disposal of or exposure to Hazardous Materials.

(b)          The Company has delivered or otherwise made available for inspection to the Parent copies of any material reports, investigations, audits, assessments (including Phase I or II environmental assessments), studies or other documents in the possession of or reasonably available to the Company or any of its Subsidiaries pertaining to: (i) any unresolved claims arising under or relating to any Environmental Law; (ii) any Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.

Section 3.20. Customers and Suppliers. Section 3.20 of the Company Disclosure Letter sets forth (a) the ten (10) largest customers (by revenue) of the businesses of the Company and its Subsidiaries (on a consolidated basis) during the twelve months ended December 31, 2018, (b) the ten (10) largest distributors or sales agents (by revenue) of the businesses of the Company and its Subsidiaries (on a consolidated basis) during the twelve months ended December 31, 2018, and (c) the ten (10) largest suppliers (by cost) of the businesses of the Company and its Subsidiaries (on a consolidated basis) during the twelve months ended December 31, 2018. Since January 1, 2019, through the date of this Agreement, no such customer, supplier, or distributor or sales agent, as applicable, has canceled or otherwise terminated, or to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries, or has decreased materially, or to the Knowledge of the Company, threatened to decrease materially, the quantity of products or services purchased from or sold to, as the case may be, the businesses of the Company or any of its Subsidiaries.

Section 3.21. Product Warranty. Except as has not had and would not reasonably be expected to have a Material Adverse Effect, each product manufactured, sold, leased, delivered or distributed (including the featured and functionality offered thereby) or service provided or rendered by the Company or any of its Subsidiaries complies with all applicable contractual specifications, requirements and covenants and all express and implied warranties made by the Company or any of its Subsidiaries and is not subject to any term, condition, guaranty, warranty or other indemnity beyond the applicable standard terms and conditions for such product or service, the true, correct and complete forms of such terms and conditions are set forth on Section 3.21 of the Company Disclosure Letter, and neither the Company nor any of its Subsidiaries has any liability for replacement, repair or other damages in connection with such product or service.

Section 3.22. Foreign Corrupt Practices Act: Anti-Corruption.

(a)          None of the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, consultants or independent contractors (to the extent acting on behalf of the Company or any of its Subsidiaries), or to the Company’s Knowledge distributors, has directly or indirectly made, promised, or authorized or offered to make, promise or authorize any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of what form, whether in money, property or services, in violation of, to the extent applicable, the FCPA, the U.S. Travel Act, the U.K. Bribery Act 2010, applicable Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law, rule or regulation relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”). Without limiting the foregoing, none of the Company, any of its Subsidiaries, or any of their respective officers, directors, employees or agents, consultants or independent contractors (to the extent acting on behalf of the Company or any of its Subsidiaries), or to the Company’s Knowledge, distributors, has directly or indirectly offered or given anything of value to (a) any official, political party or official thereof or any candidate for political office or (b) any Person, while knowing that all or a portion of such thing of value will be offered, given or promised, directly or indirectly, to any official, to any political party or official thereof or to any candidate for political office for the purpose of the following: (A) influencing any act or decision of such official, political party, party official or candidate in his, her or its official capacity, including influencing such official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such official, political party, party official or candidate, or securing any improper advantage or (B) inducing such official, political party, party official or candidate to use his, her or its influence with a Governmental Authority or instrumentality thereof to affect or influence any act or decision of such Governmental Authority or instrumentality, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

(b)          Neither the Company, nor any of its Subsidiaries, nor, any of the Company’s or its Subsidiaries’ respective agents, consultants or independent contractors (to the extent acting on behalf of the Company or any of its Subsidiaries), or to the Company’s Knowledge, distributors, (i) is or has been the subject of an unresolved claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication (in writing or otherwise) from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Laws.

(c)          The Company and its Subsidiaries maintain a system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.

Section 3.23. Customs and International Trade Laws.

(a)          The Company and its Subsidiaries have been in compliance in all material respects with all applicable Customs & International Trade Laws and there are no unresolved formal claims concerning the liability of any of the Company or its Subsidiaries under such Laws. Without limiting the foregoing, (i) the Company and its Subsidiaries and Persons acting on their behalf have obtained all material import and export licenses and all other material consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, import, re-export or transfer of goods, services, Software and technology required for the operation of the respective businesses of the Company and its Subsidiaries, including Customs & International Trade Authorizations; (ii) no Governmental Authority has initiated any Proceedings or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations against any of the Company or its Subsidiaries or any of their respective directors, officers, employees or agents in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (iii) there have been no unresolved claims, investigations or requests for information by a Governmental Authority with respect to the Company’s and its Subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws.

(b)          Neither the Company nor any of its Subsidiaries, and no director, officer or employee of any of the Company or its Subsidiaries, (i) is a Sanctioned Person; or (ii) has pending or threatened claims against it with respect to Sanctions.

(c)          Each of the Company and its Subsidiaries and any director, officer or employee thereof is in compliance with, and has not violated, any Sanctions; and the Company and its Subsidiaries have in place adequate controls and systems reasonably designed to ensure compliance with applicable Laws pertaining to Sanctions in each of the jurisdictions in which the Company or any of its Subsidiaries do or in the past have done business.

Section 3.24. FDA and Related Matters.

(a)          The Company and its Subsidiaries, or, to the Knowledge of the Company, its distributors, possess or have rights to all Registrations required for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, and Section 3.24(a) of the Company Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement of such Registrations. To the Knowledge of the Company, each such Registration is valid and subsisting in full force and effect. As of the date hereof, neither the United States Food and Drug Administration (the “FDA”) nor any comparable Regulatory Authority or Governmental Authority, has initiated any action to limit, suspend or revoke any such Registration or change the marketing classification or labeling of the products of the Company and any of its Subsidiaries. There is no false or misleading information or material omission in any product application or other submission to the FDA or any comparable Regulatory Authority or Governmental Authority, that would result in material liability with respect to the completeness or accuracy thereof. The Company and each of its Subsidiaries are in material compliance with, and have fulfilled and performed in all material respects their respective obligations under, each such Registration, and, as of the date hereof, no event has occurred or condition or state of facts exists which, to the Knowledge of the Company, would cause revocation or termination of any such Registration. To the Knowledge of the Company, any third Person that is a manufacturer or contractor for the Company or any of its Subsidiaries is in compliance in all material respects with all Registrations insofar as they pertain to the manufacture of product components or products for the Company or any of its Subsidiaries, as applicable.

(b)          All products developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported or exported by or on behalf of the Company or any of its Subsidiaries that are subject to the jurisdiction of the FDA or any comparable Regulatory Authority or Governmental Authority have been and are being developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported and exported, as applicable, in all material respects, in compliance with FDA Laws, and any comparable Laws enforced by any other Regulatory Authority or Governmental Authority that has jurisdiction over the operations of the Company or any of its Subsidiaries, including those regarding non-clinical research, clinical research, establishment registration, device listing, pre-market notification, good manufacturing practices, labeling, advertising, record-keeping, device importation and exportation, adverse event reporting, reporting of corrections and removals and any other reporting or activities required by FDA Laws or comparable Laws enforced by any other Regulatory Authority or Governmental Authority. To the Knowledge of the Company, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, any third Person that is a manufacturer or contractor for the Company or any of its Subsidiaries is in compliance with all FDA Laws or any other applicable Law insofar as they pertain to the manufacture of product components or products for the Company or any of its Subsidiaries.

(c)          There are no Proceedings pending or, to the Knowledge of the Company, threatened by or on behalf of the FDA or any Regulatory Authority or Governmental Authority against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any Form FDA-483, notice of adverse finding, FDA warning letter, notice of violation or “untitled letter,” notice of FDA action for import detention or refusal, or any other notice from the FDA or any other Governmental Authority alleging or asserting noncompliance with any applicable Laws or Registrations. Neither the Company nor any of its Subsidiaries is subject to any unresolved obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Authority. Each of the Company and its Subsidiaries has made all notifications, submissions, responses and reports required by FDA Laws or any other applicable Law, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Authority and all such notifications, submissions, responses and reports were true and correct in all material respects as of the date of submission to the FDA or any comparable Regulatory Authority or Governmental Authority. To the Knowledge of the Company, as of the date hereof, no basis for liability exists with respect to any such notification, submission, response, or report.

(d)          No product distributed or sold by or on behalf of the Company or any of its Subsidiaries has been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing, and to the Knowledge of the Company, as of the date hereof, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any such product; (ii) a change in the labeling of any such product; or (iii) a termination, seizure, limitation, restriction, modification or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such product by the FDA or any other Governmental Authority. No Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, correction, suspension, import detention, seizure or similar action involving any such product are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any notice from a Regulatory Authority or other Governmental Authority that any product distributed or sold by or on behalf of the Company or any of its Subsidiaries cannot be developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported or exported substantially in the manner presently performed or contemplated by or on behalf of the Company.

(e)          All preclinical and clinical investigations sponsored or conducted by or on behalf of the Company or any of its Subsidiaries have been and are being conducted in material compliance with all applicable Laws and other requirements, including Good Clinical Practices and other FDA Laws. No clinical trial sponsored or conducted by or on behalf of the Company or any of its Subsidiaries has been terminated, materially delayed, limited or suspended prior to completion by the FDA, any other applicable Regulatory Authority or Governmental Authority, or any institutional review board that has or has had jurisdiction over such clinical trial, and neither the FDA nor any other applicable Regulatory Authority or Governmental Authority, nor any institutional review board that has or has had jurisdiction over a clinical trial conducted or sponsored by or on behalf of the Company or any of its Subsidiaries, has ordered or commenced, or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay, limit, modify or suspend, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, alleged any violation of any FDA Law or comparable law of another Regulatory Authority or Governmental Authority in connection with any such clinical trial.

(f)           To the Knowledge of the Company, all data generated by the Company and any of its Subsidiaries with respect to their respective products that has been provided to their respective customers, the FDA or other Regulatory Authority or Governmental Authority, or otherwise made public is truthful and not misleading.

Section 3.25. Healthcare Regulatory Compliance.

(a)          Neither the Company nor any of its Subsidiaries or any of its or their respective officers, directors, employees or, to the Knowledge of the Company, any of its or their agents, has made an untrue statement of a material fact or fraudulent statement to any Governmental Authority, failed to disclose a material fact that must be disclosed to any Governmental Authority, or committed an act, made a statement or failed to make a statement that, at the time such statement, disclosure, or failure to disclose occurred, could reasonably be expected to constitute a violation of any Federal Health Care Program Laws or comparable law of another Regulatory Authority or Governmental Authority.

(b)          Neither the Company nor any of its Subsidiaries or any of its or their respective officers, directors, managing employees (as such terms are defined in 42 C.F.R. § 1001.2), nor to the Knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company or any of its Subsidiaries, is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Authority concerning compliance with Federal Health Care Program Laws.

(c)          Neither the Company nor any of its Subsidiaries nor any of its or their respective officers, directors, managing employees (as those terms are defined in 42 C.F.R. § 1001.2), nor to the Knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company or any of its Subsidiaries (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (iii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code (the “SSA”); (iv) is currently listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (v) is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense. “Federal Health Care Program” has the meaning specified in Section 1128B(f) of the SSA and includes the Medicare, Medicaid and TRICARE programs.

(d)          Neither the Company nor any of its Subsidiaries nor any of its or their respective officers, directors, managing employees (as those terms are defined in 42 C.F.R. § 1001.2), nor to the Knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company or any of its Subsidiaries has engaged in any activity that is in violation of, or is cause for civil or criminal penalties, mandatory or permissive exclusion from a Federal Health Care Program or other administrative sanction under, the federal Medicare or federal or state Medicaid statutes, Section 1128, 1128A, 1128B, 1128C or 1877 of the SSA (42U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the civil False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3 801 et seq.), the anti-fraud and related provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (e.g., 18 U.S.C. §§ 1035 and 1347), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), or related regulations, or any other United States Laws that govern the health care industry or relationships among health care providers, suppliers, distributors, manufacturers and patients, including all state laws analogous to the foregoing (collectively, “Federal Health Care Program Laws”), including the following:

(i)          knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;

(ii)         knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;

(iii)        knowingly and willfully soliciting, arranging or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind (A) in return for or in connection with referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Federal Health Care Program; or (B) in return for purchasing, leasing or ordering, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part under any Federal Health Care Program;

(iv)        knowingly and willfully offering, arranging or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to any Person to induce such Person (A) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a Federal Health Care Program; or (B) to purchase, lease or order, or arrange for or recommend purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part under a Federal Health Care Program unless such offer or payment fully complied with applicable statutory or regulatory safe harbors; and

(v)         any other activity that violates any Law relating to prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services or the billing for such items or services provided to a beneficiary of any Federal Health Care Program.

(e)           To the Knowledge of the Company, no Person has filed or has threatened to file against the Company or any of its Subsidiaries an action relating to any FDA Law or Federal Health Care Program Law under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), and, to the Knowledge of the Company, there is no reasonable basis for any such action.

(f)           The use and dissemination of any personally identifiable data and information concerning individuals, including such information pertaining to any patient, subscriber, enrollee, or covered person, by the Company is in compliance in all material respects with all applicable Laws, including without limitation any HIPAA, HITECH or other applicable privacy Laws or Laws pertaining to the confidentiality of medical records, claim records or underwriting data, and contracts applicable to the Company. The Company maintains policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with HIPAA, HITECH and all other applicable Laws and pursuant to any Contract. The execution and delivery of this Agreement will not violate any published privacy policy, contract, or Laws relating to the use, dissemination, or transfer of any such data or information. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation by any Governmental Authority for a violation of HIPAA, including receiving any notices from patients, consumers or the United States Department of Health and Human Services Office of Civil Rights relating to any such violations. The Company and each of its Subsidiaries has entered into a business associate contract where required by 45 C.F.R. § 164.504(e). Neither the Company nor any of its Subsidiaries is a “covered entity” as that term is defined in HIPAA and is not in breach of any “business associate contract,” as described in 45 C.F.R. § 164.504(e).

(g)          Neither the Company nor any of its Subsidiaries provide to customers or others reimbursement coding or billing advice regarding products offered for sale by the Company or any of its Subsidiaries and procedures related thereto.

(h)          The Company maintains and adheres to, in all material respects, a commercially reasonable compliance program designed to promote compliance with all Federal Health Care Program Laws and applicable ethical standards, to improve the quality and performance of operations, and to detect, prevent, and address potential violations of legal or ethical standards or fraud and abuse applicable to the operations of the Company, including without limitation, policies and procedures relating to retention of records, quality assurance, employee screening, and fraud, waste and abuse.

(i)           Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all agreements or arrangements between the Company or any of its Subsidiaries on the one hand and any physician on the other hand for services are in material compliance with the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)) (“AKS”) or comparable law of another Regulatory Authority or Governmental Authority; and all such agreements or arrangements, and all such payments and things of value made pursuant to such agreements or arrangements, are in compliance in all material respects with all applicable Laws, including all Federal Health Care Program Laws or comparable law of another Regulatory Authority or Governmental Authority.

(j)           The Company has timely, accurately, and completely reported all payments and transfers of value made to physicians and teaching hospitals, as required by the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and the Company is in compliance with all analogous state laws requiring the reporting of financial interactions with health care providers.

Section 3.26. Insurance. Section 3.26 of the Company Disclosure Letter lists all material insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, (i) The Company and each of its Subsidiaries have paid, or caused to be paid, all premiums when and to the extent due and payable under all material insurance policies of the Company and each of its Subsidiaries, and all such insurance policies are in full force and effect as of the date of this Agreement and (ii) none of the Company or any of its Subsidiaries has received (a) notice that they are in default with respect to any obligations under such policies or (b) notice of cancellation or termination with respect to any such existing material insurance policy.

Section 3.27. Takeover Statutes. Assuming the accuracy of the representations contained in Section 4.9, the Company Board has taken such actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state Law (including Section 203 of the DGCL) inapplicable to this Agreement, the Merger, the Voting Agreement or any other transactions contemplated by this Agreement.

Section 3.28. Brokers. No investment banker, broker, finder or other intermediary (other than William Blair & Company, L.L.C.) is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. True, correct and complete copies of all agreements between the Company and William Blair & Company, L.L.C. have been delivered to Parent.

Section 3.29. Opinion of Financial Advisors. The Company Board has received the opinion of William Blair & Company, L.L.C., as to the fairness of the Merger Consideration, from a financial point of view, to the holders of Company Common Stock (other than Parent and Merger Sub or any of their Affiliates). A true, correct and complete copy of the written opinion described above has been delivered or made available to Parent, solely for informational purposes, promptly after delivery thereof.

Section 3.30. No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries. The Company acknowledges and agrees that except for the representations and warranties expressly set forth in Article IV, (a) none of Parent, Merger Sub or any of their respective Subsidiaries makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and the Company is not relying on any representation or warranty except for those expressly set forth in Article IV and (b) no Person other than Parent and Merger Sub has been authorized by Parent, Merger Sub or any of their respective Subsidiaries, as applicable, to make any representation or warranty relating to Parent, Merger Sub or any of their respective Subsidiaries or the business of any of Parent, Merger Sub or any of their respective Subsidiaries or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.1. Organization; Qualification. Each of Parent and Merger Sub is a corporation duly organized and validly existing under the laws of the jurisdiction of its respective incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub, as the case may be, to perform its obligations under this Agreement or to consummate the Merger and pay the Merger Consideration, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”).

Section 4.2. Authority Relative to Agreement. Each of Parent and Merger Sub have all necessary corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by Parent and Merger Sub, and (in the case of the Merger, except for the filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (b) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

Section 4.3. No Conflict; Required Filings and Consents.

(a)          Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Organizational Documents, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.3(b) have been obtained or made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third Person pursuant to any of the terms or provisions of any Contract to which Parent or Merger Sub is a party or by which any property or asset of Parent or Merger Sub is bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or Merger Sub, other than, in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under foreign qualification, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of the New York Stock Exchange, (v) such other items required solely by reason of the participation and identity of the Company in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under Antitrust Laws and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4. Litigation. As of the date of this Agreement, (a) there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and (b) there is no Order outstanding against, or involving, Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries that, in each case of clauses (a) and (b), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5. Information Supplied. None of the information with respect to Parent and its Subsidiaries that is or will be furnished to the Company by or on behalf of Parent in writing specifically for use in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading at the time such Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting.

Section 4.6. Brokers. No investment banker, broker, finder or other intermediary other than XMS Capital Partners, LLC, the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.7. Sufficient Funds. Parent has or will have, as of the Closing Date, sufficient cash to consummate the Merger and the other transactions contemplated by this Agreement that require payment in connection with the Closing. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s or Merger Sub’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

Section 4.8. Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any Security of Merger Sub. Merger Sub has not engaged in any business activities or conducted any operations and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.9. No Interested Stockholder. Neither Parent nor any of its Subsidiaries nor any “affiliate” or “associate” (as each such term is defined in Section 203 of the DGCL) of Parent or any of its Subsidiaries, is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company. None of Parent, Merger Sub or any of their controlled Affiliates directly or indirectly beneficially owns, or has at any time during the period commencing three (3) years prior to the date hereof directly or indirectly beneficially owned, any Company Common Stock, other than shares beneficially owned through benefit or pension plans.

Section 4.10. No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries. Parent and Merger Sub each acknowledges and agrees that except for the representations and warranties expressly set forth in Article III, (a) neither the Company nor any of its Subsidiaries makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in Article III, (b) no Person other than the Company has been authorized by the Company or any of its Subsidiaries, as applicable, to make any representation or warranty relating to the Company or any of its Subsidiaries or the business of the Company or any of its Subsidiaries or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party and (c) except to the extent the subject of any representation or warranty expressly set forth in Article III, any estimates, projections, predictions, data, financial information, memoranda, presentations or other materials or information provided to Parent, Merger Sub or any of their representatives are not, and shall not be deemed to be or include, representations or warranties.

Article V

COVENANTS AND AGREEMENTS

Section 5.1. Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (A) as prohibited or required by applicable Law, (B) as may be consented to in writing by Parent (provided that, in the case of Sections 5.1(h), 5.1(l)(i), 5.1(m)(ii), 5.1(o), 5.1(r), 5.1(s) and 5.1(v), such consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required pursuant to this Agreement; or (D) as set forth on Section 5.1 of the Company Disclosure Letter, (x) the Company shall, and shall cause each of its Subsidiaries to, conduct the business of the Company and its Subsidiaries in all material respects in the ordinary course of business and in a manner consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve its assets and business organization intact in all material respects and maintain its existing business relations and goodwill with customers, suppliers, licensors, distributors, Governmental Authorities, independent contractors, employees, business partners and others having material business relationships with it, and (y) without limiting the generality of clause (x), the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(a)          amend or otherwise change the Certificate of Incorporation or the Bylaws (or such similar organizational or governing documents of any Subsidiary of the Company);

(b)          adjust, split, reverse split, combine, subdivide, reclassify, redeem, purchase, repurchase or otherwise acquire, directly or indirectly, or amend the terms of, the Company’s or any of its Subsidiaries’ Securities, including any options, equity or equity-based compensation, warrants, convertible Securities or other rights of any kind to acquire any of such Securities;

(c)          issue, sell, pledge, modify, transfer, dispose of, encumber or grant, or authorize the same with respect to, directly or indirectly, any of the Company’s or any of its Subsidiaries’ Securities, including any options, equity or equity-based compensation, warrants, convertible Securities or other rights of any kind to acquire such Securities; provided, however, that the Company may issue shares of Company Common Stock (i) upon the exercise of Company Options outstanding as of the date of this Agreement in accordance with the respective terms of such Company Options (ii) upon the exercise of Warrants outstanding as of the date of this Agreement, (iii) upon the conversion of Company Preferred Stock in accordance with the terms thereof and (iv) pursuant to the automatic exercise of the right to purchase shares of Company Common Stock under the Company ESPP on the last day of any applicable offering period (as modified by and subject to the terms of Section 2.3(c)) from shares of Company Common Stock reserved for issuance under the Company ESPP as of the date of this Agreement;

(d)          declare, set aside, authorize, make or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Company’s or any of its Subsidiaries’ Securities, other than ordinary course accretion with respect to the Company Preferred Stock in accordance with the Certificate of Incorporation;

(e)          (i) establish, adopt, enter into, materially amend or terminate any Benefit Plan, or any plan, program, policy, practice, agreement or other arrangement that would be a Benefit Plan if it had been in existence on the date of this Agreement (other than offer letters that provide for at-will employment without either severance or change in control benefits); (ii) grant or pay, or commit to grant or pay, any bonus, incentive or profit-sharing award or payment, or increase the base salary and/or cash bonus opportunity to any director, officer, employee, or consultant of the Company or any Subsidiary, except in each case, (A) as required by applicable Law or under the terms of any Benefit Plan as set forth on Schedule 5.1(e) of the Company Disclosure Letter and in effect as of the date of this Agreement or (B) in the case of increases in annual base salaries and the payment or grant of cash incentive compensation payable to any of its current employees who are not officers, at times and in dollar amounts in the ordinary course of business in connection with the Company’s annual salary review process consistent with past practice; (iii) accelerate or take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee, or consultant of the Company or any Subsidiary except as required under the terms of any Benefit Plan in effect as of the date of this Agreement; (iv) enter into, extend, amend or modify, or terminate any employment, severance, termination, change in control, retention, individual consulting or other similar agreement with any current or former director, officer, employee, or consultant of, or individual service provider to, the Company or any of its Subsidiaries (other than offer letters that provide for at-will employment without any severance, retention or change in control benefits for newly hired employees or individual service providers who are hired in the ordinary course of business and consistent with past practice and whose annual base compensation does not exceed $180,000 individually); or (v) communicate with the employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless such communication is (A) approved by Parent in advance of such communication or (B) required by applicable Law;

(f)           hire, promote or terminate the employment of (other than for cause, death or disability) any employee (i) at a level of Vice President or higher, (ii) with annual base compensation above $180,000, or (iii) outside the ordinary course of business;

(g)          take any action requiring notice to employees, or triggering any other obligations, under the WARN Act or any similar state, local or foreign Law prior to the Closing;

(h)          waive, release or limit any restrictive covenant of any current or former employee or independent contractor of the Company or any Subsidiary;

(i)           make any loan or advance to (other than travel and similar advances to its employees in the ordinary course of business and consistent with past practice), or capital contribution to, or investment (other than purchases of inventory or supplies in the ordinary course of business consistent with past practice or capital expenditures permitted pursuant to Section 5.1(r)) in, any Person;

(j)           forgive any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

(k)          acquire (including by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, any division of any of the foregoing, any equity interest in any of the foregoing, any real property or any interest therein, or all or any material portion of the assets, business or properties of any Person;

(l)           (i) sell, pledge, dispose of, transfer, abandon, lease (as lessor), license (except in accordance with Section 5.1(o)) mortgage, incur any Lien (other than Permitted Liens) (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any material portion of the tangible or intangible assets, business, any real property or any interest therein, properties or rights of the Company or any of its Subsidiaries except sales of product inventory or disposal of immaterial tangible assets in the ordinary course of business and consistent with past practice, or (ii) enter into any new line of business or (iii) create any new Subsidiaries;

(m)         (i) pay, discharge or satisfy any Indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by the Company or its wholly owned Subsidiaries and solely owed to the Company or its wholly owned Subsidiaries) or (ii) cancel any material Indebtedness (individually or in the aggregate) or settle, waive or amend any material claims or rights;

(n)          (i) incur, create, assume or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for any Indebtedness, including by the issuance of any debt security, other than draw-downs pursuant to the Company’s existing revolving loan facility or the payment of annual insurance policy premiums in monthly installments in accordance with past practice, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for any Indebtedness of any Person, including by the issuance of any debt security and the assumption or guarantee of obligations of any Person (or enter into a “keep well” or similar arrangement) or (iii) issue or sell any debt securities of the Company or any of its Subsidiaries, including options, warrants, calls or similar rights, in each case, to acquire any debt securities of the Company or any of its Subsidiaries;

(o)          amend, extend, renew, terminate (other than at its stated termination date) or enter into, or agree to any amendment or modification of, or waive, release or assign any material rights under, any Company Material Contract, any Contract that would have been a Company Material Contract or a Lease had it been entered into prior to the date of this Agreement or any Lease for any Company Leased Real Property, except, in the case of any Contract of the type described in Sections 3.15(a)(i), 3.15(a)(iv) or 3.15(a)(v) (only with respect to the types of Indebtedness specified in clauses (iii) and (v) of the definition of Indebtedness) in the ordinary course of business consistent with past practice; provided, however, that the foregoing exception shall not apply to any Contract that requires or provides for consent, acceleration, termination or any other material right or consequence triggered in whole or in part by the Merger or any of the other transactions contemplated by this Agreement;

(p)          negotiate, amend, modify, extend, enter into or terminate any Labor Agreement, except as required pursuant to an applicable Contract in effect as of the date of this Agreement;

(q)          make any material change to its or any of its Subsidiaries’ methods, policies and procedures of accounting, except as required by GAAP or Regulation S-X of the Exchange Act;

(r)           make or agree to make any capital expenditures exceeding $100,000 in the aggregate, other than the consignment of Company products to customers in the ordinary course of business;

(s)          agree to, or otherwise commence to, release, compromise, assign, settle, or resolve, in whole or in part, any threatened or pending Proceeding or insurance claim, other than settlements that result solely in monetary obligations involving payment (without the admission of wrongdoing) by the Company or any of its Subsidiaries of an amount not greater than $100,000 (net of insurance proceeds) in the aggregate;

(t)           fail to use reasonable best efforts to maintain in effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;

(u)          (i) sell, transfer, assign, lease, license or otherwise dispose of (whether by merger, stock or asset sale or otherwise) to any Person any rights to any Company Intellectual Property material to the Company and its Subsidiaries, taken as a whole (except for licensing non-exclusive rights for the primary purpose of (A) conducting clinical research, entered into with a clinical research organization; (B) material transfer, sponsored research or other similar matters; (C) establishing confidentiality or non-disclosure obligations; (D) conducting clinical trials; or (E) manufacturing, labeling or selling the Company’s or any of its Subsidiaries’ products); (ii) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to Patents expiring in accordance with their terms) any Company Intellectual Property; (iii) fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any Company Registered IP including allowing any such patent families with pending applications to close by not filing a continuing application; (iv) make any change in Company Intellectual Property that is or would reasonably be expected to materially impair the Company’s or any of its Subsidiaries’ rights with respect to the Company Intellectual Property; (v) disclose to any Person (other than Representatives of Parent and Merger Sub), any Trade Secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, to a Person that is subject to confidentiality obligations; or (vi) fail to take or maintain reasonable measures to protect the confidentiality and value of Trade Secrets included in the Company Owned IP;

(v)          (i) except as required by applicable Law, make or change any Tax election or adopt or change any method of Tax accounting; (ii) file any amended material Tax Return except in the ordinary course of business; (iii) settle or compromise any audit, assessment or other Proceeding relating to Taxes that could have a material effect on the Company or its Subsidiaries in any taxable period (or portion thereof) starting on or after the Closing Date; (iv) agree to an extension or waiver of the statute of limitations with respect to income or other material Taxes; (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any Tax; or (vi) surrender any right to claim a Tax refund;

(w)         merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; or

(x)           enter into any agreement, contract, commitment or arrangement to do, or adopt any resolutions approving or authorizing, or announce an intention to do, any of the foregoing.

Nothing contained herein shall give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained herein shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2. Proxy Statement: Company Stockholders’ Meeting.

(a)          The Company shall use reasonable best efforts to file the preliminary Proxy Statement with the SEC as soon as reasonably practicable (and in any event will file the preliminary Proxy Statement within fifteen (15) Business Days after the date hereof). The Company shall use its reasonable best efforts to respond to any comments of the SEC or its staff, to clear the preliminary Proxy Statement with the SEC as promptly as reasonably practicable after filing and to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable thereafter. The Company will advise Parent promptly after receipt of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or comments thereon and responses thereto or requests by the SEC or its staff for additional information. The Company will promptly provide Parent with copies of all written correspondence between the Company (or its Representatives) and the SEC (or its staff) regarding the Proxy Statement or the Merger. If at any time prior to the Company Stockholders’ Meeting there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement, the Company shall as promptly as reasonably practicable prepare and mail to its stockholders such an amendment or supplement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or its staff) with respect thereto, the Company shall provide Parent an opportunity to review and comment on such document or response (and the Company shall give reasonable consideration to all reasonable comments provided by Parent or its Representatives).

(b)          Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as reasonably practicable following the date of this Agreement (in consultation with Parent), conduct one or more “broker searches,” establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval and shall submit such proposal to such holders at the Company Stockholders’ Meeting and, except for a proposal to adjourn the Company Stockholders’ Meeting if there are insufficient affirmative votes represented at the Company Stockholders’ Meeting to obtain the Company Stockholder Approval and any other proposal required by Law, shall not submit any other proposal to such holders in connection with the Company Stockholders’ Meeting without the prior written consent of Parent. The Company shall not change such record date for the Company Stockholders’ Meeting without the prior written consent of Parent and shall not adjourn or otherwise postpone or delay the Company Stockholders’ Meeting without the prior written consent of Parent; provided, however, that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting (i) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, (ii) after consultation with Parent, to the extent necessary to ensure the distribution of any supplement or amendment to the Proxy Statement required by Law within a reasonable amount of time in advance of the Company Stockholders’ Meeting, (iii) if there are insufficient affirmative votes represented (either in person or by proxy) at the Company Stockholders’ Meeting to obtain the Company Stockholder Approval, or (iv) after consultation with Parent, to the extent otherwise required to comply with applicable Law; provided, further, however, that (A) unless agreed to in writing by Parent, (x) any such adjournment or postponement under the preceding clause (i) or (iii) shall be for a period of no more than ten (10) Business Days each, and (y) the Company shall only be permitted to effect up to two (2) such adjournments or postponements pursuant to the preceding clauses (i) and (iii) (in the aggregate), (B) no postponement contemplated by the preceding clause (i) or (iii) shall be permitted if it would require a change to the record date for the Company Stockholders’ Meeting and (C) if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders’ Meeting under the circumstances contemplated by the preceding clause (i) or (iii) for a period of up to ten (10) Business Days each (provided, however, that Parent shall only make up to two (2) such requests, and no such request for a postponement shall be permitted if it would require a change in the record date for the Company Stockholders’ Meeting). If the Company Board has not made a Company Adverse Recommendation Change, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Company hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal).

(c)          Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

Section 5.3. Appropriate Action: Consents: Filings.

(a)          Subject to the terms and conditions of this Agreement, the parties hereto will cooperate with the other parties and use their respective reasonable best efforts to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger and (ii) prompt provision of any additional information to any Governmental Authority as such Governmental Authority may lawfully request and the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.

(b)          Each of the parties hereto shall as promptly as reasonably practicable after the date of this Agreement, upon a date to be mutually agreed upon by the parties hereto (and in any event within fifteen (15) Business Days following the date of this Agreement, unless agreed otherwise by the parties hereto), make its respective filings under the HSR Act. Each of the parties hereto shall as promptly as reasonably practicable after the date of this Agreement, upon a date to be mutually agreed upon by the parties hereto, make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable, but in no event later than as required by Law. Notwithstanding anything to the contrary contained in this Agreement, neither Parent or any of its Affiliates shall be required to, and without the prior written consent of Parent, none of the Company or any of its Subsidiaries or Affiliates will, grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third Person in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement (it being understood that this sentence does not apply to the actions required by Section 5.3(e)).

(c)          In connection with and without limiting the efforts referenced in this Section 5.3, each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a private party, in each case, under any applicable Antitrust Laws, including (i) promptly informing the other party of such inquiry or Proceeding, (ii) consulting in advance before making any presentations or submissions to a Governmental Authority, or in connection with any such Proceeding, to any other Person, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority, or in connection with any such Proceeding, between either party and any other Person with respect to this Agreement and (iii) providing the other party with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) between either party and any Governmental Authority, or in connection with any such Proceeding, between either party and any other Person with respect to this Agreement; provided that materials required to be provided by one party to another pursuant to this Section 5.3(c) may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns or may be provided on an outside counsel basis, if reasonably appropriate. In addition, each of the parties hereto will give reasonable notice to and consult with the other in advance of any meeting or substantive telephone call or conference with any Governmental Authority, or in connection with any such Proceeding, with any other Person, and to the extent permitted by the Governmental Authority, give the other the opportunity to attend and participate in such meeting, telephone call or conference.

(d)          The parties shall consult with each other with respect to obtaining all permits and Consents necessary to consummate the transactions contemplated by this Agreement, including the Merger.

(e)          Parent agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Antitrust Law with respect to the transactions contemplated by this Agreement, and to avoid or eliminate any impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Termination Date. Nothing in this Agreement shall require Parent or any of its Affiliates to (w) propose, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of the Company or of Parent or any of their respective Affiliates, (x) create, terminate, or divest relationships, ventures, contractual rights or obligations of the Company or of Parent or any of their respective Affiliates, (y) otherwise take or commit to take any action that would limit Parent’s or its Affiliates’ freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of the Company or of Parent or any of their respective Affiliates, or (z) require Company or Parent or any of their respective Affiliates to take or agree to take (or cause any of its subsidiaries to take or agree to take) any other action or to agree (or cause any of its subsidiaries to agree) to any limitation or restriction on any of its or their respective businesses, product lines or assets, in each case as may be required in order to obtain all expirations or terminations of waiting periods required under any Antitrust Law or to avoid the commencement of any action by a Governmental Authority to prohibit the transactions contemplated by the Agreement under any Antitrust Law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any action or proceeding seeking to prohibit the transactions contemplated by this Agreement or delay the Closing beyond the Termination Date.

Section 5.4. Access to Information: Confidentiality. From the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Merger Sub, and their respective Representatives, reasonable access, during normal business hours and upon reasonable notice, to all of the officers, employees, agents, properties, books, contracts and records of the Company and its Subsidiaries, and during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly all other information concerning the business, properties and personnel of the Company and its Subsidiaries as Parent or Merger Sub may reasonably request. Notwithstanding anything to the contrary provided herein, the Company may restrict or prohibit such access to such documents or information to the extent that (a) any applicable Law requires the Company or its Subsidiaries to restrict or prohibit such access, (b) granting such access would violate any Contract or material obligation of the Company or any of its Subsidiaries with a third Person with respect to confidentiality or otherwise breach, contravene or violate, constitute a default under, or give a third Person the right to terminate or accelerate any obligations under, any then-effective Contract to which the Company or any of its Subsidiaries is a party or (c) granting access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege in respect of such documents or information, provided, however, that the Company shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or material obligation or waive such privilege or work-product doctrine. Prior to the Effective Time, Parent and Merger Sub will hold any information obtained pursuant to this Section 5.4 in accordance with the terms of the Confidentiality Agreement. No investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 5.5. No Solicitation.

(a)          From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except as expressly provided in Section 5.5(b) or Section 5.5(d), (i) the Company shall immediately cease and cause to be terminated, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to immediately cease and cause to be terminated, all existing activities, discussions, negotiations and communications, if any, with any Persons (or any of their Representatives) with respect to any Company Acquisition Proposal (other than Parent or any of its Affiliates or Representatives with respect to the transactions contemplated by this Agreement); (ii) the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to not, directly or indirectly, (A) initiate, seek, solicit, facilitate or knowingly encourage, or induce or take any other action designed or intended to lead to, or that would reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any Company Acquisition Proposal, (B) enter into, continue or otherwise participate in any negotiations or discussions with, or furnish or cause to be furnished any information or data to, or furnish access to the Company’s (or any of its Subsidiaries’) properties with respect to, or otherwise cooperate in any way with, any Person (other than Parent or any of its Affiliates or Representatives) relating to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal or grant any waiver or release under (or terminate, amend or modify any provision of), or fail to enforce to the fullest extent permitted under applicable Law, any confidentiality or standstill or similar agreement (except that if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to grant any waiver or release would be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third Person to make a Company Acquisition Proposal), (C) execute or enter into any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding relating to or in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (each, an “Alternative Acquisition Agreement”), (D) submit to the stockholders of the Company for their approval any Company Acquisition Proposal or Company Superior Proposal, or (E) resolve to do, or agree or announce an intention to do, any of the foregoing; (iii) the Company shall not provide (and will cause its Subsidiaries and its and its Subsidiaries’ Representatives to not provide) and shall promptly, and in any event, within twenty-four (24) hours of the date of this Agreement, terminate access of any third Person (and its Representatives) (other than Parent or any of its Affiliates or Representatives) to any data room (virtual or actual) containing any of the Company’s (or any Subsidiary of the Company’s) confidential information granted in connection with, or with the intent of obtaining, any possible Company Acquisition Proposal; and (iv) the Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to, use their respective reasonable best efforts to cause any such third Person (and its Representatives) (other than Parent or any of its Affiliates or Representatives) in possession of confidential information about the Company or any of its Subsidiaries (or its or its Subsidiaries’ businesses or operations) return or destroy all such information, and in connection therewith the Company shall within twenty-four (24) hours of the date of this Agreement, demand the return or destruction of all confidential information and materials provided to any third Persons (or their Representatives) (other than Parent or any of its Affiliates or Representatives) relating to a possible Company Acquisition Proposal. Without limiting the foregoing, any violation of the restrictions set forth in this Section 5.5 by any of the Company’s or the Company’s Subsidiaries’ Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company, a Company Subsidiary or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(b)          Notwithstanding the foregoing limitations in Section 5.5(a), at any time prior to obtaining the Company Stockholder Approval, if the Company or its Representatives receive, after the date hereof, a bona fide written Company Acquisition Proposal from a third Person that did not result from a breach of this Section 5.5, then the Company may (i) furnish information concerning its business, properties or assets to such Person pursuant to an Acceptable Confidentiality Agreement (a copy of which shall be provided to Parent promptly after execution) and (ii) negotiate and participate in discussions and negotiations with such Person concerning such Company Acquisition Proposal, in each case of clause (i) and (ii), if and only if the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that (x) such Company Acquisition Proposal constitutes or is reasonably likely to constitute a Company Superior Proposal and (y) the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law. The Company (A) shall promptly (and in any case within twenty-four (24) hours) provide Parent notice (1) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of such Company Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for information from, or any discussions or negotiations sought to be initiated or continued with, the Company, any of its Subsidiaries or any of its or its Subsidiaries’ Representatives concerning a Company Acquisition Proposal or proposal that is reasonably likely to constitute or lead to or result in a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the terms (including any amendments thereto) of such inquiry, offer, proposal, request, discussion or negotiation and, in the case of written materials, provide copies of such materials, (B) shall substantially concurrently (and in any case within twenty-four (24) hours) make available to Parent all information, including copies of all written materials, provided by the Company or any of its Subsidiaries or its or its Subsidiaries’ Representatives to such party but not previously made available to Parent and (C) shall keep Parent reasonably informed on a prompt basis (and, in any case, within twenty-four (24) hours of any significant development, discussions or negotiations) of the status and details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal, request, discussion or negotiation (which shall include copies of all drafts and final versions (and any comments thereon) of agreements (including schedules and exhibits thereto) relating to any Company Acquisition Proposal exchanged between the Company or its Subsidiaries or any of its or its Subsidiaries’ Representatives in each case thereof, on the one hand, and the Person (or any of its Representatives) making such Company Acquisition Proposal or such other inquiry, offer or proposal, on the other hand).

(c)          Except as expressly permitted by Section 5.5(d), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify in a manner adverse to Parent, or publicly propose to withdraw, qualify or modify in a manner adverse to Parent, the Company Recommendation, (ii) approve, authorize, declare advisable, endorse or recommend (or publicly propose to approve, authorize, declare advisable, endorse or recommend) any Company Acquisition Proposal, (iii) fail to include in the Proxy Statement the Company Recommendation, (iv) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following public disclosure of any Company Acquisition Proposal, (v) fail to recommend against any Company Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer (any action described in clauses (i) through (v) of this sentence being referred to as a “Company Adverse Recommendation Change”) or (vi) adopt or approve, or propose to adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding in connection with, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted under, and in compliance with Section 5.5(b)).

(d)          If at any time prior to the receipt of the Company Stockholder Approval, the Company or the Company Board receives a Company Superior Proposal that did not result from a breach of this Section 5.5, the Company Board may authorize and cause the Company to (x) effect a Company Adverse Recommendation Change and (y) terminate this Agreement pursuant to Section 7.l(c)(ii) and concurrently with such termination enter into a definitive agreement providing for such Company Superior Proposal (subject to the satisfaction of its obligations under Section 7.3) if (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; (ii) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change and terminate this Agreement; (iii) the Company has provided Parent a copy of the proposed definitive agreements (and any related agreements) relating to such Company Superior Proposal (and has informed Parent of the identity of the Person making such Company Superior Proposal); (iv) until 11:59 p.m., New York City time, on the fourth (4th) Business Day following the notice delivered pursuant to clause (ii) of this Section 5.5(d) the Company and its Representatives shall have discussed and negotiated with Parent in good faith (to the extent Parent requests to negotiate) any proposed modifications to the terms and conditions of this Agreement (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period, which shall expire at 11:59 p.m., New York City time, on the fourth (4th) Business Day following the delivery of such new notice); and (v) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel), after considering and taking into account the terms of any proposed amendment or modification to this Agreement made by Parent in writing during such period, that (A) the Company Acquisition Proposal that is the subject of the notice described in clause (ii) above still constitutes a Company Superior Proposal and (B) the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(e)          Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that (A) in no event shall this Section 5.5(e) affect the obligations specified in Section 5.5(d), (B) in no event shall this Section 5.5(e) affect, modify or supplement the definition of Company Adverse Recommendation Change herein (or to the consequences thereof in accordance with this Agreement) and (C) any such disclosure (other than issuance by the Company of a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that does not expressly reaffirm the Company Recommendation shall be deemed to be a Company Adverse Recommendation Change; provided further that any factually accurate public statement that describes the Company’s receipt of a Company Acquisition Proposal and the operation of this Agreement with respect thereto and expressly reaffirms the Company Recommendation shall not be deemed to be a Company Adverse Recommendation Change. The Company shall provide Parent with a copy of the text of any disclosure proposed to be made pursuant to this Section 5.5(e) at the earliest practicable time in advance of such disclosure.

Section 5.6. Directors’ and Officers’ Indemnification and Insurance.

(a)          Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time a director or officer of the Company or any of its Subsidiaries (the “D&O Indemnified Parties”) as provided in the Certificate of Incorporation, the Bylaws or any indemnification Contract between such directors or officers and the Company (in each case, as in effect on, and in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Certificate of Incorporation and Bylaws as in effect immediately prior to the Effective Time solely with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.6.

(b)          Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, in each case with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided, however, that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided, further, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c)          The covenants contained in this Section 5.6 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise. Such covenants shall not be terminated or modified after consummation of the Merger in such a manner to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

(d)          In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall cause proper provision to be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.6.

Section 5.7. Notification of Certain Matters. The Company shall give prompt notice to Parent of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 6.2 not to be satisfied at any time from the date of this Agreement to the Effective Time; (b) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement; and (c) any material regulatory notice, report or results of inspection from the FDA or any similar Governmental Authority. Parent shall give prompt notice to the Company of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 6.3 not to be satisfied at any time from the date of this Agreement to the Effective Time; and (ii) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, no such notification shall affect the representations, warranties, covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto hereunder and any failure to give such notice with respect to clauses (b) or (c) above, or (ii) or (iii) above, as applicable, shall not constitute a breach of this Section 5.7 for purposes of Section 6.2(b) or Section 6.3(b). Except with respect to Antitrust Law, which is the subject of Section 5.3, the Company and Parent shall, to the extent permitted by Law, promptly provide the other with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated by this Agreement.

Section 5.8. Public Disclosure. Parent and the Company shall mutually agree on the initial press release or releases with respect to the execution of this Agreement. Thereafter, so long as this Agreement is in effect, except as otherwise expressly permitted by this Agreement, neither the Company nor Parent, nor any of their respective Affiliates, shall issue any press release or other announcement with respect to the Merger, the other transactions contemplated by this Agreement or this Agreement without the prior consent of the other party (such consent not to be unreasonably withheld), except as such press release or other announcement may be required by Law or the rules of a national securities exchange or trading market on which such party’s Securities are listed, in which case the party required to make the release or announcement shall use its reasonable best efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance. Notwithstanding the foregoing, (a) the restrictions set forth in this Section 5.8 shall not apply to any press release or other announcement (i) made by the Company with respect to or in connection with a Company Adverse Recommendation Change effected by the Company Board in accordance with this Agreement or (ii) made by the Company or Parent concerning this Agreement, the Merger or the other transactions contemplated hereby in connection with a determination by the Company or the Company Board in accordance with Section 5.5(b) or Section 5.5(d) that a Company Acquisition Proposal constitutes, or is reasonably likely to constitute, a Company Superior Proposal or any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated hereby, provided, however, that in the case of the preceding clause (i) or (ii), to the extent not prohibited by applicable Law, the disclosing party gives the other party reasonable advance notice of (including contents of) its intended press release or other announcement, and (b) to the extent the content of any press release or other announcement has been previously approved and made in accordance with this Section 5.8, no separate approval shall be required in respect of such content to the extent such content is substantially replicated in a subsequent press release or other announcement or substantially consistent with a previously approved press release or announcement.

Section 5.9. Intellectual Property Matters. The Company shall, prior to the Closing use all reasonable efforts to ensure that title in all Company Registered IP is recorded in the name of the Company or one or more of its Subsidiaries, as applicable, and to the extent that any such Company Registered IP is recorded in any governmental registry in the name of any Person other than the Company or any of its Subsidiaries, or there are outstanding encumbrances of any type against such Company Registered IP, use all reasonable efforts to obtain appropriate assignments, discharges or other documents intended to place record ownership in the name of the Company or any of its Subsidiaries and/or effect the discharge prior to the Closing, as applicable. Without limiting Section 5.1(o), the Company shall use all reasonable efforts to ensure that all maintenance, annuity and other fees and all filings necessary to assure the continued enjoyment of any issued Company Registered IP, and all amendments, responses to office actions, issue fees and other fees and filings necessary to maintain the pendency of and pursue the prosecution of any pending applications, including the filing of continuation applications, have been and will be paid or filed on a timely basis through the Closing.

Section 5.10. Employee Matters.

(a)          For the period commencing at the Effective Time and ending on the earlier of (x) the date that is twelve (12) months following the Effective Time and (y) the date on which the employment of an employee of the Company or any of its Subsidiaries who continues his or her employment with Parent, the Surviving Corporation or any of their respective Affiliates following the Effective Time (each, a “Continuing Employee”) terminates, Parent, the Surviving Corporation or any of their respective Affiliates shall provide each Continuing Employee with (i) an annual base salary at least equal to the annual base salary provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash bonus opportunities that are no less favorable than the cash bonus opportunities provided to similarly situated employees of Parent and its Affiliates, and (iii) employee benefits that are no less favorable (in the aggregate) to the employee benefits (including severance benefits but excluding for such purposes any change in control, retention, equity or equity-related benefits, and any defined benefit pension benefits) provided to similarly situated employees of Parent and its Affiliates.

(b)          If the Closing occurs after the completion of the 2018 fiscal year but prior to the payment of bonuses with respect to such fiscal year, Parent or its Subsidiaries (including the Surviving Corporation) shall pay an annual bonus under the applicable bonus plans of the Company and its Subsidiaries in respect of the 2018 fiscal year to each eligible employee of the Company or any of its Subsidiaries based on actual performance levels, which payment shall be made at the time such bonuses would ordinarily be paid to eligible employees by the Company and its Subsidiaries pursuant to the terms of such plans and in compliance with Section 409A of the Code; provided that if such employee is terminated by the Company or its Subsidiaries without cause prior to the payment date, such bonus shall be paid on such employee’s termination date. If the Closing occurs during the 2019 fiscal year, Parent or its Subsidiaries (including the Surviving Corporation) shall pay a pro-rated annual bonus under the applicable bonus plans of the Company and its Subsidiaries in respect of the portion of the 2019 fiscal year that occurs prior to the Closing Date to each eligible employee of the Company or any of its Subsidiaries based on target level performance through the Closing Date, which payment will be made at the time such bonuses would ordinarily be paid by the Company and its Subsidiaries pursuant to the terms of such plans, but in no event later than March 15, 2020.

(c)          Parent agrees that each Continuing Employee shall, as of the Effective Time, receive full credit for service with the Company or any of its Subsidiaries prior to the Effective Time for purposes of determining eligibility to participate, vesting and with respect to severance and vacation policies only, level of benefit under the employee benefit plans, programs and policies of Parent, the Surviving Corporation or any of their respective Affiliates in which such Continuing Employee becomes a participant (excluding any equity or equity-related benefit plan or any defined benefit pension plan); provided, however, that nothing herein shall result in the duplication of any benefits for the same period of service. With respect to each health or welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Affiliates for the benefit of Continuing Employees (including any medical, dental, pharmaceutical or vision benefit plans), Parent shall use its commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements or required physical examinations, actively-at-work requirements and the application of any pre-existing condition limitations under such plan to the extent such were waived or satisfied under the comparable health or welfare benefit plan of the Company or any of its Subsidiaries immediately prior to the Effective Time; and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid (or otherwise deemed paid) by such Continuing Employee under any similar Benefit Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, for the plan year in which the Effective Time occurs; provided, however, that Parent’s obligations under this clause (ii) shall be subject to its receipt of all necessary information, from either the Company or such Continuing Employee, related to such amounts paid by such Continuing Employee.

(d)          Unless otherwise directed in writing by Parent at least ten (10) Business Days prior to the Effective Time, the Company shall terminate, effective as of at least one (1) day prior to the Closing Date, any and all Benefit Plans intended to include a Code Section 401(k) arrangement (each, a “Company 401(k) Plan”). No later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that the Company has taken action to terminate each Company 401(k) Plan (effective as of no later than one (1) day prior to the Closing Date) pursuant to resolutions of the Company Board, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Parent (which shall not be unreasonably withheld or delayed).

(e)          The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.10 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to terminate the employment of any Continuing Employee at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to continue any Benefit Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) amend any Benefit Plans or other employee benefit plans or arrangements.

Section 5.11. Merger Sub. Parent will take all actions necessary to cause Merger Sub to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.12. Rule 16b-3 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative Securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13. Repayment and Termination of Existing Credit Agreement. The Company shall use its reasonable best efforts to deliver to Parent, at least three (3) Business Days prior to the Closing Date, an executed copy of, a customary payoff letter from East West Bank under the Existing Credit Agreement in form and substance reasonably satisfactory to Parent relating to the repayment in full of all obligations thereunder or secured thereby, the termination of all commitments in connection therewith and the release of all Liens securing the obligations thereunder (the “Payoff Letter”). The Company shall, and shall cause its Subsidiaries to, deliver to Parent (or to East West Bank under the Existing Credit Agreement, in the case of prepayment and termination notices) prior to the Closing, in form and substance reasonably satisfactory to Parent, all the documents, filings and notices required for the termination of commitments under the Existing Credit Agreement and the release of all Liens securing the obligations thereunder, including, if applicable, the filing of UCC releases, termination of control agreements, and delivery of possessory collateral, which shall in each case be subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding under the Existing Credit Agreement. At the Closing, Parent shall pay or shall cause to be paid, in full and in immediately available funds, any and all amounts outstanding and then due and payable under the Existing Credit Agreement in accordance with the Payoff Letter.

Section 5.14. Stock Exchange Delisting: Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under Laws and rules and policies of Nasdaq to cause the delisting of the Company and of the shares of Company Common Stock from Nasdaq as promptly as practicable after the Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Company Common Stock to be delisted from Nasdaq prior to the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act which falls on a date within the ten (10) days following the Closing Date, the Company will use its reasonable best efforts to deliver to Parent at least five (5) Business Days prior to the Closing a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

Section 5.15. State Takeover Laws. If any state takeover statute becomes or is deemed to become applicable to the Company or the Merger, the Voting Agreement or the other transactions contemplated by this Agreement, then the Company Board shall take any and all actions as are necessary to render such statutes inapplicable to the foregoing.

Section 5.16. Stockholder Litigation. The Company shall give Parent reasonable opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) or settlement of any litigation against the Company and/or its directors or executive officers relating to or in connection with this Agreement, the Merger or any other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not settle or offer to compromise or settle any such litigation commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers relating to or in connection with this Agreement, the Merger or any other transaction contemplated by this Agreement, in each case, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

Section 5.17. Resignations. Prior to the Effective Time, upon Parent’s request, the Company shall use reasonable best efforts to cause any director of the Company and each subsidiary of the Company to execute and deliver a letter effectuating his or her resignation as a director of such entity effective as of the Effective Time.

Article VI

CONDITIONS TO THE MERGER

Section 6.1. Conditions to the Obligations of Each Party. The respective obligations of each party hereto to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a)          the Company shall have obtained the Company Stockholder Approval;

(b)          (i) any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or termination thereof shall have been granted and (ii) any authorization or consent from a Governmental Authority required to be obtained with respect to the Merger under any Antitrust Law as set forth on Schedule 6.1(b) of the Company Disclosure Letter hereto shall have been obtained and shall remain in full force and effect; and

(c)          no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that is then in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a)          (i) the representations and warranties of the Company contained in Sections 3.2(a), 3.2(b), 3.2(d)(i), 3.2(d)(ii), 3.2(d)(iv) (in each foregoing clause of Section 3.2(d), with respect to the Company and its Subsidiaries and the Securities thereof), 3.3, 3.4, 3.5(a)(i), 3.7(b), 3.27, 3.28, and 3.29 shall be true and correct in all respects (except in the case of Sections 3.2(a), 3.2(d)(i), 3.2(d)(ii), and 3.2(d)(iv) (in each foregoing clause of Section 3.2(d), with respect to the Company and its Subsidiaries and the Securities thereof) for any de minimis inaccuracy) both as of the date of this Agreement and as of the Effective Time as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), (ii) the representations and warranties of the Company contained in Sections 3.1, 3.2(c), 3.2(d)(iii), 3.2(e), and 3.2(f), (without giving effect to any materiality, Company Material Adverse Effect or similar qualifiers contained therein) shall be true and correct in all material respects both as of the date of this Agreement and as of the Effective Time as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), and (iii) the other representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, Company Material Adverse Effect or similar qualifiers contained therein) shall be true and correct both as of the date of this Agreement and as of the Effective Time as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b)          the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Effective Time;

(c)          since the date of this Agreement, there shall not have been any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d)          Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c);

(e)          the Company shall obtain and deliver to Parent on or prior to the Closing Date, a copy of any necessary consent or agreement from each holder of a Company Option to effectuate the requirements of Section 2.3, in form and substance reasonably acceptable to Parent, with respect to each Company Option, in each case, executed by the Company and the holder of such Company Option, such that as of the Effective Time, there shall be no outstanding Company Options;

(f)           all Warrants shall have been exercised for shares of Company Common Stock or terminated, such that as of the Effective Time, there shall be no outstanding Warrants;

(g)          The Company shall obtain and deliver to Parent on or prior to the Closing Date, a copy of any necessary consent or other instrument from each of the holders of Company Preferred Stock to effectuate the conversion of all shares of Company Preferred Stock into Company Common Stock in accordance with the terms of the Certificate of Incorporation, in form and substance reasonably acceptable to Parent, such that immediately prior to the Effective Time, there shall be no outstanding shares of Company Preferred Stock; and

(h)          there shall not be any pending Proceeding in a U.S. federal district court by any Governmental Authority against Merger Sub, Parent, the Company or any of their respective Subsidiaries or Affiliates (i) seeking to restrain or prohibit Parent or Merger Sub or any of their respective Affiliates from retaining any portion of Parent’s or Merger Sub’s or such Affiliates’ assets or to restrain or prohibit Parent or Merger Sub from acquiring any material portion of the Company’s or any of its Subsidiaries’ businesses or assets, or to compel Parent or Merger Sub or their respective Subsidiaries and Affiliates to dispose of or hold separate any portion of the business or assets of the Company, Parent or their respective Subsidiaries or Affiliates in connection with the Merger; (ii) challenging, seeking to restrain or prohibit the Merger or the other transactions contemplated by the Agreement or seeking to obtain from the Company, Parent or Merger Sub or their respective Affiliates any material damages or other remedy in connection with the Merger; (iii) seeking to impose material limitations on the ability of Merger Sub, or render Merger Sub unable, to consummate the Merger or other transactions contemplated by this Agreement; or (iv) seeking to impose limitations on the ability of Merger Sub or Parent to exercise full rights of ownership of the shares of Company Common Stock.

Section 6.3. Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a)          each of the representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any materiality, Parent Material Adverse Effect or similar qualifiers contained therein) shall be true and correct as of the Effective Time as though made on and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect;

(b)          Parent and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Effective Time; and

(c)          the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Article VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1. Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a)          by mutual written consent of each of Parent and the Company; or

(b)          by either Parent or the Company:

(i)          if the Merger shall not have been consummated on or before 5:00 P.M. (New York City time) on November 8, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if the failure of such party to perform or comply with any of its obligations under this Agreement in any material respect has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Termination Date (it being understood that Parent and Merger Sub shall be a single entity for purposes of the foregoing proviso);

(ii)         if any Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement or any Law shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or other transactions contemplated by this Agreement, and in the case of such an Order, such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the failure of such party to perform or comply with any of its obligations under this Agreement in any material respect has been the principal cause of or principally resulted in the issuance of such Order (it being understood that Parent and Merger Sub shall be a single entity for purposes of the foregoing proviso); or

(iii)        if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

(c)          by the Company:

(i)          if Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.l(c)(i) if the Company is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.2(b); or

(ii)         at any time prior to receipt of the Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.5(d); provided, however, that immediately prior to or simultaneously with such termination, the Company pays to Parent the Company Termination Fee.

(d)          by Parent:

(i)          if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.l(d)(i) if Parent or Merger Sub is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.3(b); or

(ii)         if (A) the Company Board shall have made a Company Adverse Recommendation Change or (B) the Company or the Company Board, as applicable, shall have materially breached any of its obligations under Section 5.5(a).

Section 7.2. Effect of Termination. In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 7.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that no such termination shall relieve any party hereto of any liability or damages resulting from any material and intentional breach of this Agreement or fraud, in which case, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, however, that the Confidentiality Agreement, this Section 7.2, Section 7.3, and Article VIII shall survive any termination of this Agreement pursuant to Section 7.1. For purposes of this Agreement, “material and intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.

Section 7.3. Termination Fees.

(a)          If this Agreement is terminated by:

(i)          (A) Parent pursuant to Section 7.l(d)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or (B) either Parent or the Company pursuant to Section 7.l(b)(i) or Section 7.l(b)(iii) and in any such termination under clauses (A) or (B), (1) prior to such termination, a Company Acquisition Proposal has been publicly disclosed and not publicly withdrawn at least three (3) Business Days prior to the Company Stockholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iii) or is otherwise known to the Company Board and not withdrawn (publicly, if publicly disclosed) prior to such termination in the case of termination pursuant to either Section 7.l(d)(i) or Section 7.l(b)(i), and (2) within twelve (12) months after any such termination under clauses (A) or (B), any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this Section 7.3(a)(i), the references to “fifteen percent (15%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii)         the Company pursuant to Section 7.l(c)(ii); or

(iii)        Parent pursuant to Section 7.l(d)(ii);

then, in any such case, the Company shall pay to Parent the Company Termination Fee.

Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Parent, (x) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (y) in the case of clause (ii) above, immediately prior to or simultaneously with such termination and (z) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination.

(b)          In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii), then the Company shall pay Parent (by wire transfer of immediately available funds) the reasonable and documented out of pocket costs and expenses, including all fees and expenses incurred in connection with the financing of the transactions contemplated by this Agreement and the fees and expenses of counsel, accountants, investment bankers, experts and consultants incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $1,000,000 (the “Parent Expenses”); provided, however, that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 7.3(a), but shall reduce, on a dollar for dollar basis, any Company Termination Fee that becomes due and payable under Section 7.3(a).

(c)          Notwithstanding anything to the contrary set forth in this Agreement, the parties hereto agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. The parties hereby further agree that in the event that the Company Termination Fee becomes payable and is paid by the Company, the Company Termination Fee shall be Parent and Merger Sub’s sole and exclusive remedy for monetary damages in the event of the termination of this Agreement under the circumstances requiring the payment of the Company Termination Fee pursuant to Section 7.3(a), except to the extent provided in the first proviso of the first sentence of Section 7.2.

(d)          The Company acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 7.3, the Company shall pay Parent its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 7.4. Amendment. This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Stockholder Approval; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (i) any amendment that by applicable Law or in accordance with the applicable rules of any stock exchange requires further approval by the stockholders of the Company without such further approval of such stockholders nor (ii) any amendment or change not permitted under applicable Law.

Section 7.5. Extension: Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by any other party hereto with any agreement or condition of such party contained herein (it being understood that Parent and Merger Sub shall be a single entity for purposes of this Section 7.5). Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Article VIII

GENERAL PROVISIONS

Section 8.1. Non-Survival of Representations and Warranties. The representations and warranties in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time. The covenants and agreements of the parties hereto contained in or made pursuant to this Agreement that by their terms apply or are to be performed in whole or in part after the Closing, shall survive for the period provided in such covenants or agreements, if any, or until fully performed, and the covenants and agreements of the parties hereto that by their terms apply or are to be performed at or prior to Closing shall not survive the Closing.

Section 8.2. Expenses. Except as expressly set forth herein (including Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger and the transactions contemplated by this Agreement are consummated.

Section 8.3. Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail or facsimile transmission, addressed as follows:

if to Parent or Merger Sub:

Edwards Lifesciences Holding, Inc.

One Edwards Way

Irvine, CA 92614

Attn: General Counsel

Facsimile: (949) 250-6885

with a copy (which shall not constitute notice) to:

Pepper Hamilton LLP

Four Park Plaza

Irvine, CA 92614

Attention: David B. Allen

Facsimile: (866) 422-4421

if to the Company:

CAS Medical Systems, Inc.

44 East Industrial Road

Branford, CT 06405

Attention: Thomas M. Patton, President and Chief Executive Officer

Email: tpatton@casmed.com

with a copy (which shall not constitute notice) to:

Wiggin and Dana LLP

Two Stamford Plaza

Stamford, CT 06901

Attention: Michael Grundei

Email: mgrundei@wiggin.com

or to such other address or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 8.3; provided, however, that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day: provided, further, however, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.3.

Section 8.4. Interpretation: Certain Definitions.

(a)          The parties hereto have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b)          The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa, and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof and terms or phrases of similar import shall be deemed to refer to February 11, 2019, unless the context requires otherwise. References to any information or document being “made available” or “furnished” and words of similar import shall include such information or document having been posted to the “Project Clarity” online data room hosted on behalf of the Company by Merrill Datasite One by 9:00 a.m. New York City time on the day immediately preceding the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided, however, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States.

Section 8.5. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 8.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, except that Merger Sub may assign any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent, or a combination thereof, so long as such assignment would not have a Parent Material Adverse Effect and no such assignment shall release Parent or Merger Sub, as the case may be, from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 8.6 shall be null and void.

Section 8.7. Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Voting Agreement, the Confidentiality Agreement and the Company Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

Section 8.8. No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that (a) the D&O Indemnified Parties (with respect to Section 5.6 and this Section 8.8 from and after the Effective Time) are intended third-party beneficiaries hereof and (b) from and after the Effective Time, the holders of other Company Common Stock and Company Equity Awards are intended third-party beneficiaries of Article II.

Section 8.9. Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.10. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties hereto acknowledge and agree that, prior to any valid termination of this Agreement in accordance with Section 7.1, in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that, prior to any valid termination of this Agreement in accordance with Section 7.1, it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party hereto seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide, furnish or post any bond or other security in connection with any such order or injunction, and each party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security.

Section 8.11. Consent to Jurisdiction.

(a)          Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub and the Company agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)          Each party hereto irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.3, and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

Section 8.12. Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 8.13. WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BETWEEN ANY OF THEM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Edwards Lifesciences Holding, Inc.

By:	/s/ Scott Ullem
Name: Scott Ullem
Title: CVP, Chief Financial Officer

Crown Merger Sub, Inc.

By:	/s/ Scott Ullem
Name: Scott Ullem
Title: CVP, Chief Financial Officer

CAS Medical Systems, Inc.

By:	/s/ Thomas M. Patton
Name: Thomas M. Patton
Title: President and Chief Executive Officer

[Signature Page to the Merger Agreement]

APPENDIX A

Definitions

As used in this Agreement, the following terms shall have the following meanings:

“Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that (a) does not contain any provision prohibiting or otherwise restricting the Company’s ability to comply with any of the terms of this Agreement and (b) contains provisions that are no less favorable in the aggregate to the Company, or less restrictive to such third Person (in comparison to Parent), than those contained in the Confidentiality Agreement (provided, however, that such agreement need not contain any standstill agreement or similar obligation).

“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” shall mean an inquiry, proposal or offer (whether or not in writing) from any Person (other than Parent or any of its Subsidiaries) relating to, or that is reasonably expected to lead to (in one transaction or a series of transactions), any (i) merger, consolidation, share exchange, business combination, recapitalization, reorganization, dissolution, liquidation, joint venture or similar transaction involving the Company or any Subsidiary of the Company, pursuant to which any Person or group of related Persons would beneficially own or control, directly or indirectly, fifteen percent (15%) or more (on a non-diluted basis) of any class of equity or voting Securities of the Company or any Subsidiary of the Company or any resulting parent company of the Company or any of its Subsidiaries, (ii) sale, lease, license or other disposition, directly or indirectly, of assets of the Company (including capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing in the aggregate fifteen percent (15%) or more of the consolidated assets, net revenues or net income of the Company and its Subsidiaries taken as a whole, or to which fifteen percent (15%) or more of the revenue, earnings or assets of the Company and its Subsidiaries, taken as a whole and on a consolidated basis, are attributable, (iii) issuance or sale or other disposition of capital stock or other equity interests representing fifteen percent (15%) or more (on a non-diluted basis) of any class of equity or voting Securities of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions that, if consummated, would result in any Person or group of related Persons, directly or indirectly, beneficially owning or having the right to acquire beneficial ownership of capital stock or other equity interests representing fifteen percent (15%) or more (on a non-diluted basis) of any class of equity or voting Securities of the Company or (v) a combination of the foregoing.

Appendix A-1

“Company Common Stock” shall mean the common stock, par value $0.004 per share, of the Company.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean the Company Options, the Company Restricted Stock Awards, and any other equity-based compensation awards issued by the Company.

“Company Equity Plans” shall mean, collectively (i) the CAS Medical Systems, Inc. 2003 Equity Incentive Plan, as amended from time to time, (ii) the CAS Medical Systems, Inc. 2011 Equity Incentive Plan, as amended from time to time, and (iii) the CAS Medical Systems, Inc. 2018 Equity Incentive Plan, as amended from time to time.

“Company ESPP” shall mean the CAS Medical Systems, Inc. Employee Stock Purchase Plan, as amended from time to time.

“Company Intellectual Property” shall mean (i) any and all Intellectual Property owned by, or purported to be owned by, the Company or any of its Subsidiaries and (ii) any and all Intellectual Property licensed to, or otherwise used by, the Company or any of its Subsidiaries, in each case of (i) and (ii), whether registered or unregistered.

“Company Intervening Event” shall mean a material event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to the Company Board as of the date of this Agreement), which event, or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval; provided, however, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.

“Company Licensed IP” shall mean all Company Intellectual Property that is licensed to, or otherwise used by, the Company or any of its Subsidiaries, whether registered or unregistered.

Appendix A-2

“Company Material Adverse Effect” shall mean any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that has, or would be reasonably expected to have, a material adverse effect, individually or in the aggregate, (a) on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole (it being understood that ongoing net losses comparable to recent prior periods shall not constitute a Company Material Adverse Effect); provided, however, that any effect, change, development, event, occurrence, condition or state of facts directly resulting from or arising out of the following will not be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) changes in general United States or global economic, regulatory or financial market conditions; (ii) changes in the economic, business and financial environment generally affecting the medical device industry; (iii) an act of terrorism or an outbreak or escalation of hostilities or war (whether or not declared) or any natural disasters, national emergencies or other similar force majeure events, including any escalation or worsening of such conditions threatened or existing as of the date of this Agreement; (iv) any adoption, implementation, promulgation, repeal, modification, amendment or other changes in GAAP; (v) the public announcement or pendency of the Merger or the other transactions contemplated hereby; (vi) changes in the price or trading volume of the Company Common Stock; (vii) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (i) through (v) or (viii) hereof) is, may be, contributed to or may contribute to, a Company Material Adverse Effect); (viii) any action expressly required to be taken pursuant to this Agreement (it being understood and agreed that actions taken by the Company or its Subsidiaries pursuant to its obligations under Section 5.1 to conduct its business shall not be excluded in determining whether a Company Material Adverse Effect has occurred) or (ix) any action taken at the express written direction of Parent given after the date hereof; provided, further, however, that if the effects, changes, developments, events, circumstances, occurrences, conditions, facts or states of facts set forth in clauses (i), (ii), (iii) and (iv), have, or would be reasonably expected to have, a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the medical device industry, such effects, changes, developments, events, circumstances, occurrences, conditions, facts or states of facts may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent of such disproportionate impact or (b) on the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or on the consummation of, whether by prevention or material delay, any of the Merger and the other transactions contemplated by this Agreement.

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock granted pursuant to a Company Equity Plan or as an inducement grant in accordance with Nasdaq rules.

“Company Owned IP” shall mean all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries, whether registered or unregistered.

“Company Preferred Stock” shall mean, collectively, the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock.

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger.

“Company Registered IP” shall mean all Company Owned IP that has been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Authority or domain name registrar, including the United States Patent and Trademark Office, the United States Copyright Office, or in any like foreign or international office or agency, or any applications for any of the foregoing.

Appendix A-3

“Company Restricted Stock Award” shall mean each award of Company Common Stock, including without limitation any such award issued on a unit basis, subject to vesting or other restrictions granted pursuant to a Company Equity Plan or as an inducement grant in accordance with Nasdaq rules.

“Company Superior Proposal” shall mean a bona fide written Company Acquisition Proposal made after the date of this Agreement (provided, however, that for purposes of this definition, references to fifteen percent (15%) in the definition of “Company Acquisition Proposal” shall be deemed to be references to eighty percent (80%)) that did not result from a breach of Section 5.5 and is on terms that the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the holders of Company Preferred Stock and Company Common Stock from a financial point of view than the Merger and the other transactions contemplated by this Agreement, in each case of clause (i) and (ii), taking into account at the time of determination all relevant circumstances, including the various legal, financial, regulatory and other aspects or conditions of such Company Acquisition Proposal (including but not limited to any financing requirements and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal), all the terms and conditions of such Company Acquisition proposal and of this Agreement and any proposed amendments or modifications to the terms of this Agreement offered by Parent in response to such Company Acquisition Proposal pursuant to Section 5.5(d) or otherwise.

“Company Termination Fee” shall mean $3,500,000.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated November 8, 2018, between Parent and the Company.

“Contract” shall mean, in each case, whether written or oral, any contract, agreement, subcontract, binding arrangement, lease, sublease, conditional sales contract, license, indenture, note, bond, loan, binding understanding, binding undertaking, binding concession, franchise, commitment, partnership, limited liability company or other agreement or other binding instrument.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting Securities or partnership or other interests, by Contract or otherwise. For purposes of this definition, a general partner or managing member of a Person shall always be considered to Control such Person. The terms “Controlling” and “Controlled” shall have correlative meanings.

“Copyrights” shall mean all rights in copyrightable works, mask works, works of authorship and moral rights, including copyrights in Software, and all other rights corresponding thereto throughout the world, whether published or unpublished, and any registrations or applications for any of the foregoing, including renewals and extensions.

“Customs & International Trade Authorizations” shall mean any and all licenses, registrations, and approvals required pursuant to the Customs & International Trade Laws for the lawful export, re-export, transfer or import of goods, Software, technology, technical data, and services and international financial transactions.

Appendix A-4

“Customs & International Trade Laws” shall mean the applicable export control, sanctions, import, customs and trade, anti-bribery, and anti-boycott Laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including the UK Bribery Act 2010, the Tariff Act of 1930, as amended, and other Laws, regulations, and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the Iran Sanctions Act, as amended; the National Defense Authorization Act for Fiscal Year 2012; the National Defense Authorization Act for Fiscal Year 2013; and the embargoes and restrictions administered by OFAC; Executive Orders regarding embargoes and restrictions on transactions with designated countries and entities, including Persons designated on OFAC’s list of Specially Designated Nationals and Blocked Persons, and Persons designated on the U.S. Department of State sanctions lists; the anti-boycott Laws and regulations administered by the U.S. Department of Commerce; and the anti-boycott Laws and regulations administered by the U.S. Department of the Treasury.

“Delaware Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Environmental Laws” shall mean all applicable and legally enforceable Laws relating to pollution or protection of the environment, natural resources, or human health and safety, including Laws relating to Releases of or exposure to Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar foreign, state and local statutes, in effect as of the date of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Agreement” shall mean the Loan and Security Agreement by and between East West Bank and CAS Medical Systems, Inc., dated May 8, 2018.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.

Appendix A-5

“FDA Laws” shall mean all healthcare-related Laws applicable to the operation of the Company’s and each of its Subsidiaries’ business, including (i) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. § 321 et seq.); (ii) the Public Health Service Act of 1944; (iii) the rules and regulations promulgated and enforced by the FDA thereunder, including those requirements relating to quality systems, good manufacturing practices, good laboratory practices, good clinical practices, good tissue practices, medical device reporting, corrections and removals, distribution, import, export, establishment registration, investigational use, labeling, promotion, and pre-market review; and (iv) all comparable state, federal or foreign Laws relating to any of the foregoing.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste or protection of the environment.

“HITECH” shall mean the Health Information Technology for Economic and Clinical Health Act, Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009 (ARRA), Pub. L. 111-5, Feb. 17, 2009, and regulations promulgated pursuant thereto.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short term or long term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (iv) any capitalized lease obligations (as defined in GAAP prior to January 1, 2019), (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (vi) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries.

“Intellectual Property” shall mean all intellectual property rights and intangible industrial property rights, and all related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all Patents, Trademarks, Copyrights, Trade Secrets, and Software, all copies of tangible embodiments of the foregoing (in whatever form or medium) and any rights equivalent to any of the foregoing anywhere in the world.

“Intellectual Property Agreement” shall mean any license-in, license-out, consent to use, covenant not to sue, non-assertion, coexistence, settlement or similar Contract concerning Intellectual Property that is material to the Company or its Subsidiaries or concerning material Software used by the Company or any of its Subsidiaries other than non-customized Software subject to commercially available off the shelf, “shrink-wrap” or “click-through” type contracts.

Appendix A-6

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean the actual knowledge of each of the officers and employees of the Company set forth on Section A-1 of the Company Disclosure Letter after reasonable inquiry by each such person.

“Law” shall mean any domestic, federal, state, municipal, local, national, supranational, foreign or other statute, law (whether statutory or common law), constitution, code, ordinance, rule, administrative interpretation, regulation, Order, writ, judgment, decree, directive (including those of any self-regulatory organization), arbitration award, agency requirement, license, permit or any other enforceable requirement of any Governmental Authority.

“Lien” shall mean any liens, covenants, charges, security interests, options, claims, mortgages, pledges, licenses, encumbrances or other restrictions of any nature whatsoever.

“Nasdaq” shall mean The Nasdaq Stock Market.

“Notified Body” means an entity licensed, authorized or approved by the applicable Governmental Authority to assess and certify the conformity of a medical device with the requirements of Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended from time to time, and applicable harmonized standards.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” shall mean any decree, order, settlement, consent, stipulation, judgment, injunction, writ, award, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.

“Parent Common Stock” shall mean the common stock, par value $0.001 per share, of Parent.

“Parent Organizational Documents” shall mean the certificate of incorporation and bylaws, each as amended as of the date of this Agreement, of each of Parent and Merger Sub.

“Patents” shall mean all issued letters or design patents, reissued or reexamined patents, patents surviving inter partes review, revival of patents, utility models, registered community designs, registered industrial designs, certificates of invention, registrations of patents and extensions thereof, supplemental protection certificates regardless of country issued or formal name and all published or unpublished non-provisional and provisional patent applications, reissue applications, reexamination proceedings, invention disclosures and records of invention, continuation applications, continuation-in-part applications, requests for continued examination and divisions, divisional applications, patent term extension applications, applications for supplemental protection certificates, all rights in respect of utility models and certificates of invention, and all rights and priorities and all extensions and renewals thereof, regardless of the country filed or formal name.

Appendix A-7

“Permitted Lien” shall mean (i) Liens for Taxes, utilities or governmental assessments, charges or claims of payment (A) not yet due and payable or (B) that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP; (ii) suppliers’, workers’, mechanics’, materialmen’s or other similar liens arising by operation of Law or otherwise incurred in the ordinary course of business consistent with past practice if the underlying obligations (A) are not yet due and payable or (B) are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP; (iii) Liens arising under equipment leases with third Persons entered into in the ordinary course of business consistent with past practice; (iv) any other Liens if the underlying obligations are non-monetary, incurred in the ordinary course of business consistent with past practice and do not, individually or in the aggregate, materially impair the continued use and operation of the assets of the Company and its Subsidiaries to which they relate in the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted or planned to be conducted (or in the case of Liens with respect to Parent and its Subsidiaries, do not, individually or in the aggregate, materially impair the continued use and operation of the assets of Parent and its Subsidiaries to which they relate in the conduct of the business of Parent and its Subsidiaries, taken as a whole, as currently conducted or planned to be conducted); (v) Liens in favor of customs and revenue authorities arising as a matter of Law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods; (vi) Liens resulting from securities Laws on Securities of the Company or its Subsidiaries; (vii) Liens incurred in connection with the Existing Credit Agreement or in the ordinary course of business consistent with past practice in connection with other Indebtedness; (viii) Liens created by Parent, Merger Sub or any of their respective Affiliates; (ix) with respect to real property, zoning regulations, building codes and other land use regulations or similar laws imposed by any Governmental Authority (excluding liens imposed by applicable Environmental Laws related to the investigation or remediation of contaminated real property), to the extent not violated by the Company’s or any of its Subsidiaries’ current use of such real property (or in the case of Liens with respect to Parent or any of its Subsidiaries, to the extent not violated by Parent’s or any of its Subsidiaries’ current use of such real property; and (x) Liens that do not materially detract from the value of such property or interfere in any material respect with the use, operation or occupancy by the Company or its Subsidiaries of such property.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Proceedings” shall mean legal, civil, criminal, administrative, regulatory, arbitral, enforcement, civil penalty, alternative dispute resolution, debarment, seizure or other proceedings, litigation, suits, actions, charges, complaints, subpoenas, prosecutions, claims, audits, assessments, inquiries or investigations.

“Purchase Date” shall have the meaning set forth in the Company ESPP.

Appendix A-8

“Registrations” shall mean authorizations, approvals, clearances, consents, licenses, permits, certificates, exemptions or registrations issued or otherwise made available by any Regulatory Authority or Governmental Authority (including 510(k) pre-market notification clearances, de novo classifications, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research, investigation, development, production, manufacture, labeling, distribution, marketing, storage, shipping, transportation, export, import, use or sale of the products of the Company and any of its Subsidiaries.

“Regulatory Authority” shall mean the FDA and any other Governmental Authority that regulates the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use, handling and control, safety, efficacy, reliability or manufacturing of medical devices or human cells, tissues, and cellular and tissue-based products, and any Notified Body.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or into the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors, agents or representatives.

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” shall mean any Person that is the target of Sanctions, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, Switzerland or any European Union member state, (ii) any Person located, organized or resident in a Sanctioned Country, or (iii) any Person 50% or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom or Switzerland.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Appendix A-9

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity interest or capital stock of such Person (including interests or rights of any kind convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock or any other equity interest or capital stock of such Person), however described and whether voting or non-voting.

“Series A Convertible Preferred Stock” shall mean the Series A Convertible Preferred Stock, par value $0.001 per share, of the Company.

“Series A Exchangeable Preferred Stock” shall mean the Series A Exchangeable Preferred Stock, par value $0.001 per share, of the Company.

“Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, including program files, data files, computer-related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, (iii) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing, and any improvements, updates, upgrades or derivative works of any of the foregoing.

“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Tax” or “Taxes” shall mean (i) any and all U.S. federal, state, local or foreign income, alternative or add-on minimum, gross income, estimated, gross receipts, net worth, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or similar), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), windfall profit tax, custom duty, or other tax or other like assessment or charge in the nature of a tax imposed by a Governmental Authority, including any interest, penalty, or addition thereto, in each case whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person under Law (including Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law), by contract, as a transferee or successor, or otherwise.

“Tax Returns” shall mean any return, report, information statement, declaration, claim for refund or other similar filing, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with a Governmental Authority respect to Taxes.

Appendix A-10

“Trade Secrets” shall mean all trade secrets (protectable as such in any applicable jurisdiction), know-how and confidential or other proprietary information relating to technical, engineering, manufacturing, processing, marketing, financial, or business matters, including new developments, inventions and discoveries (whether patentable or not and whether or not reduced to practice and all improvements thereto), invention disclosures, processes, blueprints, manufacturing, engineering and other drawings and manuals, recipes, research data and results, flowcharts, diagrams, schematics, chemical compositions, formulae, diaries, notebooks, lab journals, design and engineering specifications and similar materials recording or evidencing expertise or information, designs, methods of manufacture, processing techniques, data processing techniques, compilation of information, customer, vendor and supplier lists, pricing and cost information, and business and marketing plans and proposals, all related documents thereof, and all claims and rights related thereto.

“Trademarks” shall mean any and all registered or unregistered trademarks, service marks, trade dress, trade names, corporate names, assumed financial business names, logos, slogans, Internet domain names, and any other source or business identifiers, and all applications, registrations and renewals in connection therewith throughout the world, and all goodwill associated with any of the foregoing.

“Trading Day” shall mean any day on which the Nasdaq is open for trading; provided, however, that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 P.M. New York City time.

“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.

“Warrants” shall mean all outstanding warrants to purchase Company Common Stock.

Appendix A-11

EXHIBIT A

FORM OF VOTING AGREEMENT

This VOTING AGREEMENT, dated as of February 11, 2019 (this “Agreement”), is made and entered into by and between Edwards Lifesciences Holding, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of CAS Medical Systems, Inc., a Delaware corporation (the “Company”). Parent and Stockholder are referred to individually as a “Party” and collectively as the “Parties.”

WITNESSETH

WHEREAS, concurrently with the execution of this Agreement, Parent, the Company, and Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated February 11, 2019 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, among other things, Merger Sub will merge with and into the Company (the “Merger”), each of the Company’s issued and outstanding shares of common stock, par value $0.004 per share (“Company Common Stock”), other than Cancelled Shares and Dissenting Shares (each as defined in the Merger Agreement), will, subject to the terms of the Merger Agreement, be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement);

WHEREAS, prior to the Effective Time (as defined in the Merger Agreement), each of the Company’s issued and outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Convertible Preferred Stock”) and Series A Exchangeable Preferred Stock, par value $0.001 per share (the “Series A Exchangeable Preferred Stock,” and, together with the Series A Convertible Preferred Stock, the “Company Preferred Stock”) shall be converted into shares of Company Common Stock;

WHEREAS, as of the date hereof, Stockholder Beneficially Owns (as defined below) and owns of record the number of shares of Company Common Stock and Company Preferred Stock set forth opposite Stockholder’s name on Schedule I hereto (the “Existing Shares”); and

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Stockholder has agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

Article I

DEFINITIONS

Section 1.1. Defined Terms. The following terms, as used in this Agreement, shall have the meanings specified in this Section 1.1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

Exhibit A-1

“Beneficial Owner” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act (without giving effect to the limiting phrase “within sixty days” set forth in Rule 13d-3(d)(1)(i)); provided, that Parent shall not be deemed to be the Beneficial Owner of the Covered Company Shares by virtue of this Agreement. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning.

“Covered Company Shares” means, with respect to Stockholder, (1) Stockholder’s Existing Shares and (2) any shares of Company Common Stock, Company Preferred Stock or other voting capital stock of the Company and any Securities convertible into or exercisable or exchangeable for shares of Company Common Stock, Company Preferred Stock or other voting capital stock of the Company, in each case that Stockholder has Beneficial Ownership of on or after the date hereof; it being understood that if Stockholder acquires Securities (or rights with respect thereto) described in clause (2) above (to the extent such Securities are not timely reported, or required to be reported, in a filing by Stockholder with the SEC), Stockholder shall promptly notify Parent in writing, indicating the number of such Securities so acquired.

“Permitted Transfer” means a Transfer of Covered Company Shares by Stockholder (a) in connection with the exercise, vesting or settlement of Company Equity Awards (including the net settlement of such equity or sale of underlying shares of Company Common Stock in order to pay any exercise price and any tax withholding obligations in connection therewith), (b) to any Affiliate of Stockholder, or (c) if Stockholder is an individual, (i) to any member of Stockholder’s immediate family or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family or (ii) to any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or by will, intestacy or other similar law; provided, however, that in the case of the foregoing clauses (b) or (c)(i), any such Transfer shall only be a Permitted Transfer if and to the extent that the transferee of such Covered Company Shares evidences in a writing in form and substance reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the transferring Stockholder, and upon such transfer to be deemed a Stockholder hereunder.

“Transfer” means any direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest (including voting interest) in any capital stock (including any Covered Company Shares).

Article II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1. Agreement to Vote.

(a)          Stockholder hereby irrevocably and unconditionally agrees that, during the term of this Agreement, at the Company Stockholders’ Meeting and at any other meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of the stockholders of the Company (the date of the taking of any such action being an applicable “Determination Date”), Stockholder shall, in each case to the extent that the Covered Company Shares are entitled to vote thereon or consent thereto:

Exhibit A-2

(i)          appear at each such meeting or otherwise cause all of Stockholder’s Covered Company Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii)         vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of Stockholder’s Covered Company Shares:

(a)          in favor of the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby and any other action reasonably requested by Parent in furtherance thereof;

(b)          in favor of any proposal to adjourn a meeting of the stockholders of the Company to solicit additional proxies in favor of the adoption of the Merger, the Merger Agreement and the transactions contemplated thereby;

(c)          against any Company Acquisition Proposal; and

(d)          against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement (including the consummation in each case thereof) or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by Stockholder of its obligations under this Agreement, including any action, agreement or transaction that would reasonably be expected to result in any condition to the consummation of the Merger set forth in the Merger Agreement not being satisfied, or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Stockholder contained in this Agreement.

(b)          Any vote required to be cast or consent required to be executed pursuant to this Section 2.1. shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent. Nothing contained in this Agreement shall require Stockholder (or shall entitle any proxy of Stockholder) to convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying shares of Company Common Stock.

Exhibit A-3

Section 2.2. No Inconsistent Agreements. Stockholder represents, covenants and agrees that, except for this Agreement, Stockholder (a) has not entered into, nor shall enter into at any time while this Agreement remains in effect, any voting agreement, voting trust or similar arrangement or understanding with respect to any Covered Company Shares, (b) has not granted, nor shall grant at any time while this Agreement remains in effect, a proxy (except in accordance with Section 2.3. hereof), consent or power of attorney with respect to any Covered Company Shares and (c) has not taken, nor shall take at any time while this Agreement remains in effect, any action that would (1) make any representation or warranty of Stockholder contained herein untrue or incorrect, (2) violate or conflict with Stockholder’s covenants and obligations under this Agreement or (3) otherwise have the effect of restricting, preventing or disabling Stockholder from performing any of his, her or its obligations under this Agreement.

Section 2.3. Grant of Irrevocable Proxy. Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact Aimee Weisner and Scott Ullem, in their respective capacities as officers of Parent, and any other Person designated by Parent in writing (collectively, the “Grantees”), each of them individually, with full power of substitution and resubstitution, to the fullest extent of Stockholder’s rights with respect to the Covered Company Shares, effective as of the date hereof and continuing until the termination of this Agreement in accordance with Section 5.1. herein (the “Voting Period”), to vote (or execute written consents, if applicable) with respect to the Covered Company Shares solely as required pursuant to Section 2.1.(a) and Section 2.1.(b) hereof. The proxy granted by Stockholder hereunder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in Law to support an irrevocable proxy, and Stockholder (a) will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and (b) hereby revokes any proxy previously granted by Stockholder with respect to any Covered Company Shares (other than Routine Matters, as defined below). The power of attorney granted by Stockholder hereunder is a durable power of attorney and shall survive the bankruptcy, death or dissolution of Stockholder. Other than (i) as provided in this Section 2.3., (ii) the granting of proxies to vote Covered Company Shares to an Affiliate of Stockholder as a Permitted Transfer and (iii) the granting of proxies to vote Covered Company Shares with respect to the election of directors, ratification of the appointment of the Company’s auditors at the Company’s annual meeting or special meeting of stockholders, and other routine matters at the Company’s annual meeting or any special meeting, in either case, to the extent such matters are not (x) inconsistent with the obligations contemplated by the Merger Agreement or this Agreement or (y) related to the transactions contemplated by the Merger Agreement or this Agreement (collectively, “Routine Matters”), Stockholder shall not directly or indirectly grant any Person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to the voting of any of Stockholder’s Covered Company Shares. Parent may terminate this proxy with respect to Stockholder at any time at its sole election by written notice provided to Stockholder.

Article III

OTHER COVENANTS

Section 3.1. Restrictions on Transfers. Stockholder hereby agrees that, during the Voting Period, (i) Stockholder shall not, directly or indirectly, Transfer or consent to a Transfer of any Covered Company Shares or any Beneficial Ownership interest or any other interest therein, unless such Transfer is a Permitted Transfer and (ii) any Transfer in violation of this provision shall be void.

Exhibit A-4

Section 3.2. No Solicitation. During the Voting Period, (i) Stockholder shall, and Stockholder shall cause each of his, her or its controlled Affiliates and its and their Representatives to, immediately cease and cause to be terminated all existing activities, discussions, negotiations and communications, if any, with any Persons (or any of their Representatives) with respect to a Company Acquisition Proposal (other than Parent or any of its Affiliates or Representatives with respect to the transactions contemplated by the Merger Agreement), and (ii) Stockholder shall not, and Stockholder shall cause each of his, her or its controlled Affiliates and his, her or its and their Representatives to not, directly or indirectly, (a) initiate, seek, solicit, facilitate or knowingly encourage, or induce or take any other action designed or intended to lead to, or that would reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any Company Acquisition Proposal, (b) enter into, continue or otherwise participate in any negotiations or discussions with, or furnish or cause to be furnished any information or data to, or cause to be furnished access to the Company’s (of any of its Subsidiaries’) properties with respect to, or otherwise cooperate in any way with, any Person (other than Parent or any of its Affiliates or Representatives) relating to any Company Acquisition Proposal or any proposal reasonably expected to lead to any Company Acquisition Proposal, (c) enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Company Acquisition Proposal, (d) submit or cause to be submitted to the stockholders of the Company for their approval any Company Acquisition Proposal or (e) agree or announce an intention to do any of the foregoing. Notwithstanding the foregoing, if Stockholder or its Affiliate is also a director or executive officer of the Company, such Stockholder or Affiliate shall be permitted to take such actions in their capacity as a Representative of the Company, solely to the extent the Company would be permitted to take such actions under Section 5.5 of the Merger Agreement (including the exercise of fiduciary duties as a director or executive officer of the Company); provided, however, for the avoidance of doubt, no actions permitted to be taken by a director or executive officer of the Company pursuant to the foregoing section shall be deemed to be a breach by Stockholder solely due to Stockholder’s status as an Affiliate of such director of executive officer.

Section 3.3. Waiver of Appraisal Rights; Litigation. Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, assert or perfect (or attempt to exercise, assert or perfect), any rights of appraisal or rights to dissent from the Merger that it may at any time have under applicable Law. Stockholder agrees not to commence, join in, facilitate, assist or encourage any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or Representatives (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement or (c) otherwise relating to the Merger Agreement, this Agreement or the Merger or other transactions contemplated by the Merger Agreement or this Agreement; provided, however, that the foregoing shall not restrict Stockholder from enforcing any of his, her or its rights under the Merger Agreement or this Agreement.

Section 3.4. Stock Dividends, Distributions, Etc. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company Common Stock or Company Preferred Stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the terms “Existing Shares” and “Covered Company Shares” shall be deemed to refer to and include all such stock dividends and distributions and any Securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Exhibit A-5

Section 3.5. Termination of Certain Agreements. Stockholder shall, to the extent Stockholder is a party to any such agreement, take all necessary action to, effective immediately prior to the Effective Time, terminate all agreements between Stockholder and the Company or a Company Subsidiary set forth on Schedule II, without any further liability or obligation under such agreement to the Company or such Company Subsidiary.

Section 3.6. Conversion of Company Preferred Stock. Stockholder hereby agrees that it will take all necessary actions, whether pursuant to the Company’s Amended and Restated Certificate of Incorporation, the DGCL or otherwise, to effectuate the conversion of all shares of Company Preferred Stock Beneficially Owned by such Stockholder into Company Common Stock, such that immediately prior to the Effective Time, there shall be no outstanding shares of Company Preferred Stock.  Stockholder further agrees to deliver to Parent, on or prior to the Closing Date, a copy of any consent or other instrument necessary to effect such conversion, in form and substance reasonably satisfactory to Parent.

Article IV

REPRESENTATIONS AND WARRANTIES

Section 4.1. Representations and Warranties of Stockholder. Stockholder hereby severally represents and warrants to Parent as follows:

(a)          Organization. Stockholder, to the extent Stockholder is an entity, is duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as applicable.

(b)          Authority; Execution and Delivery; Enforceability. If Stockholder is not a natural person, (i) Stockholder has all necessary corporate or other entity power and authority to execute, deliver and perform its obligations under this Agreement and (ii) the execution, delivery and performance by Stockholder of this Agreement and the compliance by Stockholder with each of its obligations herein have been duly and validly authorized by all necessary corporate or other entity action on the part of Stockholder. If Stockholder is a natural person, Stockholder has full legal capacity, right and authority to execute, deliver and perform Stockholder’s obligations under this Agreement. Stockholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent of this Agreement, this Agreement constitutes Stockholder’s legal, valid and binding obligation, enforceable against Stockholder in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

Exhibit A-6

(c)          Ownership of Shares. As of the date hereof, the Stockholder is the sole Beneficial Owner of the Existing Shares set forth opposite Stockholder’s name on Schedule I hereto, free and clear of any Liens and free of any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Existing Shares (other than (i) this Agreement, (ii) any limitations or restrictions imposed under applicable Laws or (iii) pursuant to the terms of any Company Equity Awards or any employee benefit plan of the Company), and such Existing Shares constitute all of the shares of Company Common Stock or Company Preferred Stock Beneficially Owned or owned of record by Stockholder. Except as set forth in Section 2.3. of this Agreement or on Schedule I hereto, Stockholder has and will have at all times through the Voting Period (except to the extent such Existing Shares are transferred after the date hereof pursuant to a Permitted Transfer) sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 2.1. hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of Stockholder’s Existing Shares.

(d)          No Conflicts. Neither the execution and delivery of this Agreement by Stockholder nor compliance by Stockholder with any of the terms or provisions hereof will (i) with respect to a Stockholder that is not a natural person, violate any provision of the certificate of incorporation, bylaws, or other organizational or governing documents of Stockholder, (ii) conflict with or violate any Law applicable to Stockholder or by which any of Stockholder’s properties or assets are bound or affected, (iii) violate, conflict with, result in any breach of any provision of, or loss of any benefit under, constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation under, or require the consent of, notice to, or filing with any third party pursuant to any terms or provisions of any Contract to which Stockholder is a party or by which any property or asset of Stockholder is bound or affected, or result in the creation of any Lien (other than any Permitted Lien) upon any of the properties or assets of Stockholder (including any Company Covered Shares), except, in the case of the foregoing clauses (ii) or (iii), for such violations as, individually or in the aggregate, would not reasonably be expected to impair Stockholder’s ability to perform his, her or its obligations under this Agreement on a timely basis.

(e)          Consents and Approvals. The execution, delivery and performance by Stockholder of this Agreement do not and will not require any Consent of, or filing with, any Governmental Authority (excluding filings with the SEC under applicable securities Laws and applicable Antitrust Laws).

(f)           Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending, or to the knowledge of Stockholder, threatened against Stockholder or any of Stockholder’s assets or properties that would reasonably be expected to impair Stockholder’s ability to perform Stockholder’s obligations under this Agreement on a timely basis. Neither Stockholder nor any of Stockholder’s properties or assets is or are subject to any Order that would reasonably be expected to impair Stockholder’s ability to perform its obligations under this Agreement on a timely basis.

(g)          Brokers. No investment banker, broker or finder or other intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission from Parent, Merger Sub or the Company (or any of their Subsidiaries) in connection with this Agreement or the Merger Agreement based upon any arrangement or agreement made by or on behalf of Stockholder.

Exhibit A-7

(h)          No Other Representations. Stockholder acknowledges and agrees that other than the representations expressly set forth in this Agreement, Parent has not made and is not making any representations or warranties to Stockholder with respect to Parent, the Merger Agreement or any other matter. Stockholder hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

Section 4.2. Representations and Warranties of Parent. Parent hereby represents and warrants to Stockholder as follows:

(a)          Organization. Parent is duly organized and validly existing under the Laws of the State of Delaware.

(b)          Authority; Execution and Delivery; Enforceability. Parent has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by Parent of this Agreement and the compliance by Parent with each of its obligations herein have been duly and validly authorized by all necessary corporate action on the part of Parent. Parent has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Stockholder of this Agreement, this Agreement constitutes Parent’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(c)          No Conflicts. Neither the execution and delivery of this Agreement by Parent nor compliance by Parent with any of the terms or provisions hereof will (i) violate any provision of the Certificate of Incorporation or Bylaws of Parent, (ii) conflict with or violate any Law applicable to Parent or by which any of Parent’s properties or assets are bound or affected, (iii) violate, conflict with or result in any breach of any provision of, or result in the loss of any benefit under, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent is a party or by which any property or asset of Parent is bound or affected, or result in the creation of any Lien (other than any Permitted Lien) upon any of the properties or assets of Parent, except, in the case of the foregoing clauses (ii) or (iii), for such violations as, individually or in the aggregate, would not reasonably be expected to impair Parent’s ability to perform its obligations under this Agreement on a timely basis.

(d)          No Other Representations. Parent acknowledges and agrees that other than the representations expressly set forth in this Agreement, Stockholder has not made and are not making any representations or warranties to Parent with respect to the Company, Stockholder’s ownership of Company Common Stock or Company Preferred Stock, the Merger Agreement or any other matter. Parent hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

Exhibit A-8

Article V

TERMINATION

Section 5.1. Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of this Agreement by the mutual written consent of Parent and Stockholder; (b) the termination of the Merger Agreement in accordance with its terms prior to the Effective Time; (c) a Company Adverse Recommendation Change to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.5(d) or Section 5.5(e) of the Merger Agreement; and (d) the Effective Time. In the event of the termination of this Agreement in accordance with this Section 5.1., this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto, other than Section 3.3., this Section 5.1. and Article VI, which provisions shall survive such termination, and Section 3.5. which shall survive such termination pursuant to clauses (c) and (d) of this Section 5.1. to the extent the Effective Time occurs; provided, however, that nothing in this Section 5.1. shall relieve any Party from liability for any material and intentional breach of any representation, warranty, covenant or other agreement contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, “material and intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.

Article VI

MISCELLANEOUS

Section 6.1. Publication. Stockholder (i) hereby consents to and authorizes the publication and disclosure by Parent and the Company in any press release or the Proxy Statement (including all documents and schedules filed with the SEC) or other disclosure document required under applicable Law in connection with the Merger Agreement or the transactions contemplated thereby, its identity and ownership of shares of Company Common Stock and/or Company Preferred Stock, the nature of its commitments, arrangements and understandings pursuant to this Agreement and such other information reasonably required under applicable Law in connection with such publication or disclosure (“Stockholder Information”), and (ii) hereby agrees to cooperate with Parent in connection with such filings, including providing Stockholder Information requested by Parent. As promptly as practicable, Stockholder shall notify Parent of any required corrections with respect to any Stockholder Information supplied by Stockholder, if and to the extent Stockholder becomes aware that any such Stockholder Information shall have become false or misleading in any material respect. Parent hereby consents to and authorizes the publication and disclosure of this Agreement by Stockholder in any disclosure document required by applicable Law (including any Schedule 13D).

Section 6.2. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Company Shares. All rights, ownership and economic benefits of and relating to the Covered Company Shares shall remain vested in and belong to Stockholder, and Parent shall have no authority to direct Stockholder in the voting or disposition of any of the Covered Company Shares, except as otherwise provided herein.

Exhibit A-9

Section 6.3. Further Assurances. Each of the Parties agrees that, upon the reasonable request of the other Party, it shall use reasonable best efforts to take, or cause to be taken, such further actions as may be reasonably necessary, proper or advisable to comply with its obligations hereunder, including by executing and delivering additional documents.

Section 6.4. Amendment and Modification; Waiver. This Agreement may not be amended, modified or supplemented, except by an instrument in writing signed on behalf of each of the Parties hereto. Any agreement on the part of a Party to any waiver of any obligation of the other Parties shall be valid only if set forth in an instrument in writing signed on behalf of such waiving Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 6.5. Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail, addressed as follows:

(a)          if to Parent, to:

Edwards Lifesciences Holding, Inc.

One Edwards Way

Irvine, CA 92614

Attn: General Counsel

Facsimile: (949) 250-6885

with a copy (which shall not constitute notice) to:

Pepper Hamilton LLP

Four Park Plaza

Irvine, CA 92614

Phone: (949) 567-3500

Email: allend@pepperlaw.com

Attention: David B. Allen

(b)          if to Stockholder, as set forth on Schedule III hereto.

Section 6.6. Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Exhibit A-10

Section 6.7. Entire Agreement; Third Party Beneficiaries. This Agreement (including the Schedules hereto and, to the extent referred to in this Agreement, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (b) is not intended to and shall not confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective permitted successors and assigns.

Section 6.8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the intent of this Agreement and the transactions contemplated hereby be fulfilled as originally contemplated to the fullest extent possible.

Section 6.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns.

Section 6.10. Headings; Interpretation.

(a)          The Parties hereto have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b)          The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs and schedules are to the articles, sections and paragraphs of, and schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to February 11, 2019, unless the context requires otherwise. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States.

Exhibit A-11

Section 6.11. Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent or Stockholder in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 6.12. Specific Performance. The Parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties hereto acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 5.1., in the event of any breach or threatened breach by Parent, on the one hand, or Stockholder, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent, on the one hand, and Stockholder, on the other hand, shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 6.13. Consent to Jurisdiction.

(a)          Each of the Parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent and Stockholder agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Exhibit A-12

(b)          Each Party hereto irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other Party hereto may be made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 6.5. and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

Section 6.14. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BETWEEN ANY OF THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 6.15. Capacity as a Stockholder. Stockholder makes its agreements and understandings herein solely in its capacity as record holder and Beneficial Owner of the Covered Company Shares and, notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by Stockholder or any Representative of Stockholder solely in his or her capacity as a director or officer of the Company.

Section 6.16. Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger or the transactions contemplated by the Merger Agreement are consummated.

Exhibit A-13

IN WITNESS WHEREOF, Parent and Stockholder have duly executed this Agreement, all as of the date first written above.

EDWARDS LIFESCIENCES HOLDING, INC.

By:
Name:
Title:

STOCKHOLDER

By:
Name:

Exhibit A-14

FORM OF SCHEDULE I

TO VOTING AGREEMENT

Stockholder	Shares of Company Common Stock Beneficially Owned	Shares of Series A Convertible Preferred Stock Beneficially Owned	Shares of Series A Exchangeable Preferred Stock Beneficially Owned

Exhibit A-15

FORM OF SCHEDULE II

TO VOTING AGREEMENT

Terminated agreements between Stockholder and the Company or a Company Subsidiary:

•	[ ]

Exhibit A-16

FORM OF SCHEDULE III

TO VOTING AGREEMENT

Stockholder notice address:

_________________

c/o CAS Medical Systems, Inc.

44 East Industrial Road

Branford, CT 06405

Phone: ___________

Email: ____________

Attention: _________

Exhibit A-17

EXHIBIT B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF CAS MEDICAL SYSTEMS, INC.

FIRST: The name of the Corporation is CAS Medical Systems, Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one cent ($0.01).

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1)          Except as otherwise provided by the DGCL or this Amended and Restated Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2)          The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(3)          The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(4)          In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board of Directors which would have been valid if such By-Laws had not been adopted.

Exhibit B-1

SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

EIGHTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. Neither the amendment nor repeal of this Article Eighth, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification for any breach of fiduciary duty by such director occurring at or prior to the Effective Time.

Exhibit B-2

EXHIBIT C

AMENDED AND RESTATED

BYLAWS

OF CAS MEDICAL SYSTEMS, INC.

ARTICLE I

Meeting of Stockholders

Section 1.1. Annual Meetings. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 1.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the certificate of incorporation or these bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation.

Section 1.4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Exhibit C-1

Section 1.5. Quorum. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 1.4 of these bylaws until a quorum shall attend. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation or any subsidiary of the corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors or, in his or her absence, by the Chief Executive Officer or, in his or her absence, by the President or, in his or her absence, by a Vice President or, in the absence of the foregoing persons, by a chairman designated by the Board of Directors or, in the absence of such designation, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Except as otherwise provided by or pursuant to the provisions of the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the corporation, or applicable law or pursuant to any regulation applicable to the corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the corporation which are present in person or by proxy and entitled to vote thereon.

Exhibit C-2

Section 1.8. Fixing Date for Determination of Stockholders of Record.

(a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.9. List of Stockholders Entitled to Vote. The corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders.

Section 1.10. Action by Written Consent of Stockholders. Unless otherwise provided by the certificate of incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Exhibit C-3

Section 1.11. Inspectors of Election. The corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.12. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Exhibit C-4

ARTICLE II

Board of Directors

Section 2.1. Number; Qualifications. Subject to the certificate of incorporation, the Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.

Section 2.2. Election; Resignation; Vacancies. The Board of Directors shall initially consist of the persons named as directors in the certificate of incorporation or elected by the incorporator of the corporation, and each director so elected shall hold office until the first annual meeting of stockholders or until his or her successor is duly elected and qualified. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors each of whom shall hold office for a term of one year or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the corporation. Unless otherwise provided by law or the certificate of incorporation, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled only by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chief Executive Officer, the Secretary, or by any two members of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four hours before the special meeting.

Section 2.5. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the certificate of incorporation, these bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Exhibit C-5

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors or, in his or her absence, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

ARTICLE III

Committees

Section 3.1. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

Section 4.1. Officers. The officers of the corporation shall consist of a Chief Executive Officer, a Secretary and such other officers as the Board of Directors may from time to time determine, each of whom shall be elected by the Board of Directors, each to have such authority, functions or duties as set forth in these bylaws or as determined by the Board of Directors. Each officer shall be chosen by the Board of Directors and shall hold office for such term as may be prescribed by the Board of Directors and until such person's successor shall have been duly chosen and qualified, or until such person's earlier death, disqualification, resignation or removal.

Exhibit C-6

Section 4.2. Removal, Resignation and Vacancies. Any officer of the corporation may be removed, with or without cause, by the Board of Directors, without prejudice to the rights, if any, of such officer under any contract to which it is a party. Any officer may resign at any time upon written notice to the corporation, without prejudice to the rights, if any, of the corporation under any contract to which such officer is a party. If any vacancy occurs in any office of the corporation, the Board of Directors may elect a successor to fill such vacancy for the remainder of the unexpired term and until a successor shall have been duly chosen and qualified.

Section 4.3. Chairman of the Board of Directors. The Chairman of the Board of Directors, if any, shall be deemed an officer of the corporation, subject to the control of the Board of Directors, and shall report directly to the Board of Directors.

Section 4.4. Chief Executive Officer. The Chief Executive Officer shall have general supervision and direction of the business and affairs of the corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Chairman of the Board of Directors. Unless otherwise provided in these bylaws, all other officers of the corporation shall report directly to the Chief Executive Officer or as otherwise determined by the Chief Executive Officer. The Chief Executive Officer shall, if present and in the absence of the Chairman of the Board of Directors, preside at meetings of the stockholders and of the Board of Directors.

Section 4.5. Chief Financial Officer. The Chief Financial Officer, if any, shall exercise all the powers and perform the duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

Section 4.6. President. The President, if any, shall be the chief operating officer of the corporation, with general responsibility for the management and control of the operations of the corporation. The President shall have the power to affix the signature of the corporation to all contracts that have been authorized by the Board of Directors or the Chief Executive Officer. The President shall, when requested, counsel with and advise the other officers of the corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

Section 4.7. Vice Presidents. The Vice President, if any, shall have such powers and duties as shall be prescribed by his or her superior officer or the Chief Executive Officer. A Vice President shall, when requested, counsel with and advise the other officers of the corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

Section 4.8. Treasurer. The Treasurer, if any, shall supervise and be responsible for all the funds and securities of the corporation, the deposit of all moneys and other valuables to the credit of the corporation in depositories of the corporation, borrowings and compliance with the provisions of all indentures, agreements and instruments governing such borrowings to which the corporation is a party, the disbursement of funds of the corporation and the investment of its funds, and in general shall perform all of the duties incident to the office of the Treasurer. The Treasurer shall, when requested, counsel with and advise the other officers of the corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

Exhibit C-7

Section 4.9. Controller. The Controller, if any, shall be the chief accounting officer of the corporation. The Controller shall, when requested, counsel with and advise the other officers of the corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or the Chief Financial Officer or as the Board of Directors may from time to time determine.

Section 4.10. Secretary. The powers and duties of the Secretary are: (i) to act as Secretary at all meetings of the Board of Directors, of the committees of the Board of Directors and of the stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; (ii) to see that all notices required to be given by the corporation are duly given and served; (iii) to act as custodian of the seal of the corporation and affix the seal or cause it to be affixed to all certificates of stock of the corporation and to all documents, the execution of which on behalf of the corporation under its seal is duly authorized in accordance with the provisions of these bylaws; (iv) to have charge of the books, records and papers of the corporation and see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and (v) to perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

Section 4.11. Additional Matters. The Chief Executive Officer and the Chief Financial Officer of the corporation shall have the authority to designate employees of the corporation to have the title of Vice President, Assistant Vice President, Assistant Treasurer or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the corporation unless elected by the Board of Directors.

ARTICLE V

Stock

Section 5.1. Certificates. The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation certifying the number of shares owned by such holder in the corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Exhibit C-8

ARTICLE VI

Indemnification and Advancement of Expenses

Section 6.1. Right to Indemnification. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the corporation.

Section 6.2. Prepayment of Expenses. The corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.

Section 6.3. Claims. If a claim for indemnification (following the final disposition of such proceeding) or advancement of expenses under this Article VI is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 6.4. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article VI shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6.5. Other Sources. The corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Exhibit C-9

Section 6.6. Amendment or Repeal. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

Section 6.7. Other Indemnification and Advancement of Expenses. This Article VI shall not limit the right of the corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

ARTICLE VII

Miscellaneous

Section 7.1. Fiscal Year. The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

Section 7.2. Seal. The corporate seal shall have the name of the corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3. Manner of Notice. Except as otherwise provided herein or permitted by applicable law, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, and except as prohibited by applicable law, any notice to stockholders given by the corporation under any provision of applicable law, the certificate of incorporation, or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any stockholder who fails to object in writing to the corporation, within sixty (60) days of having been given written notice by the corporation of its intention to send the single notice permitted under this Section 7.3, shall be deemed to have consented to receiving such single written notice. Notice to directors may be given by telecopier, telephone or other means of electronic transmission.

Section 7.4. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

Section 7.5. Form of Records. Any records maintained by the corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 7.6. Amendment of Bylaws. These bylaws may be altered, amended or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

Exhibit C-10